Exhibit 99.1

TELUS CORPORATION CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) SEPTEMBER 30, 2024

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

		Three months		Nine months
Periods ended September 30 (millions except per share amounts)	Note	2024	2023	2024	2023
OPERATING REVENUES
Service		$4,410	$4,388	$13,081	$13,091
Equipment		632	602	1,727	1,758
Operating revenues (arising from contracts with customers)	6	5,042	4,990	14,808	14,849
Other income	7	57	18	197	69
Operating revenues and other income		5,099	5,008	15,005	14,918
OPERATING EXPENSES
Goods and services purchased	16	1,868	1,858	5,503	5,451
Employee benefits expense	8, 16	1,475	1,633	4,432	4,741
Depreciation	17	597	611	1,895	1,849
Amortization of intangible assets	18	371	389	1,130	1,179
		4,311	4,491	12,960	13,220
OPERATING INCOME		788	517	2,045	1,698
Financing costs	9	479	352	1,255	995
INCOME BEFORE INCOME TAXES		309	165	790	703
Income taxes	10	52	28	172	146
NET INCOME		257	137	618	557
OTHER COMPREHENSIVE INCOME (LOSS)	11
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(21)	30	11	(5)
Foreign currency translation adjustment arising from translating financial statements of foreign operations		23	7	64	(28)
		2	37	75	(33)
Items never subsequently reclassified to income
Change in measurement of investment financial assets		1	(4)	(2)	(12)
Employee defined benefit plan re-measurements		(20)	60	31	59
		(19)	56	29	47
		(17)	93	104	14
COMPREHENSIVE INCOME		$240	$230	$722	$571
NET INCOME ATTRIBUTABLE TO:
Common Shares		$280	$136	$635	$553
Non-controlling interests		(23)	1	(17)	4
		$257	$137	$618	$557
COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares		$271	$218	$717	$573
Non-controlling interests		(31)	12	5	(2)
		$240	$230	$722	$571
NET INCOME PER COMMON SHARE	12
Basic		$0.19	$0.09	$0.43	$0.38
Diluted		$0.19	$0.09	$0.43	$0.38
TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic		1,492	1,454	1,483	1,447
Diluted		1,497	1,459	1,488	1,451

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2 | September 30, 2024

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	Note	September 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and temporary investments, net		$814	$864
Accounts receivable	6(b)	3,554	3,597
Income and other taxes receivable		55	205
Inventories	1(b)	492	484
Contract assets	6(c)	413	445
Prepaid expenses	20	779	682
Current derivative assets	4(d)	17	36
		6,124	6,313
Non-current assets
Property, plant and equipment, net	17	17,210	17,248
Intangible assets, net	18	20,526	19,721
Goodwill, net	18	10,323	10,058
Contract assets	6(c)	277	303
Other long-term assets	20	2,526	2,493
		50,862	49,823
		$56,986	$56,136
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	22	$925	$104
Accounts payable and accrued liabilities	23	3,419	3,391
Income and other taxes payable		156	126
Dividends payable	13	578	550
Advance billings and customer deposits	24	950	971
Provisions	25	235	317
Current maturities of long-term debt	26	2,613	3,994
Current derivative liabilities	4(d)	15	25
		8,891	9,478
Non-current liabilities
Provisions	25	736	744
Long-term debt	26	25,387	23,355
Other long-term liabilities	27	865	867
Deferred income taxes		4,180	4,390
		31,168	29,356
Liabilities		40,059	38,834
Owners’ equity
Common equity	28	15,771	16,112
Non-controlling interests		1,156	1,190
		16,927	17,302
		$56,986	$56,136
Contingent liabilities	29

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

September 30, 2024 | 3

condensed interim consolidated statements of changes in owners’ equity	(unaudited)

		Common equity
		Equity contributed
		Common Shares (Note 28)				Accumulated
(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings	other comprehensive income	Total	Non- controlling interests	Total
Balance as at January 1, 2023		1,431	$11,399	$956	$4,104	$110	$16,569	$1,089	$17,658
Net income		—	—	—	553	—	553	4	557
Other comprehensive income (loss)	11	—	—	—	59	(39)	20	(6)	14
Dividends	13	—	—	—	(1,561)	—	(1,561)	—	(1,561)
Dividends reinvested and optional cash payments	13(b), 14(c)	22	559	—	—	—	559	—	559
Equity accounted share-based compensation		—	1	87	—	—	88	3	91
Change in ownership interests of subsidiaries	28(b)	2	54	35	—	—	89	99	188
Balance as at September 30, 2023		1,455	$12,013	$1,078	$3,155	$71	$16,317	$1,189	$17,506
Balance as at January 1, 2024		1,468	$12,324	$997	$2,835	$(44)	$16,112	$1,190	$17,302
Net income		—	—	—	635	—	635	(17)	618
Other comprehensive income	11	—	—	—	31	51	82	22	104
Dividends	13	—	—	—	(1,709)	—	(1,709)	—	(1,709)
Dividends reinvested and optional cash payments	13(b), 14(c)	24	508	—	—	—	508	—	508
Equity accounted share-based compensation	14(b)	—	2	85	—	—	87	4	91
Issue of Common Shares in business combination	18(b)	—	7	—	—	—	7	—	7
Change in ownership interests of subsidiaries	28(b)	—	—	49	—	—	49	(43)	6
Balance as at September 30, 2024		1,492	$12,841	$1,131	$1,792	$7	$15,771	$1,156	$16,927

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4 | September 30, 2024

condensed interim consolidated statements of cash flows	(unaudited)

	Three months		Nine months
Periods ended September 30 (millions)	2024	2023	2024	2023
OPERATING ACTIVITIES
Net income	$257	$137	$618	$557
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	968	1,000	3,025	3,028
Deferred income taxes (Note 10)	(117)	(98)	(285)	(227)
Share-based compensation expense, net (Note 14(a))	44	27	110	100
Net employee defined benefit plans expense (Note 15(a))	16	15	50	46
Employer contributions to employee defined benefit plans (Note 15(a))	(2)	(7)	(16)	(23)
Loss from equity accounted investments (Notes 7, 21)	3	2	13	10
Other	(43)	10	(88)	79
Net change in non-cash operating working capital (Note 31(a))	306	221	343	(385)
Cash provided by operating activities	1,432	1,307	3,770	3,185
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences (Note 31(a))	(679)	(745)	(2,157)	(2,498)
Cash payments for spectrum licences (Note 18(a))	—	(24)	(620)	(29)
Cash payments for acquisitions, net (Note 18(b))	(91)	(11)	(258)	(1,273)
Advances to, and investment in, real estate joint ventures and associates (Note 21)	(7)	(19)	(12)	(136)
Real estate joint venture receipts (Note 21)	2	1	5	5
Proceeds on disposition	—	—	21	7
Investment in portfolio investments and other	(7)	7	(8)	(108)
Cash used by investing activities	(782)	(791)	(3,029)	(4,032)
FINANCING ACTIVITIES (Note 31(b))
Dividends paid to holders of Common Shares (Note 13(a))	(384)	(338)	(1,174)	(976)
Issue (repayment) of short-term borrowings, net	(118)	(490)	822	—
Long-term debt issued (Note 26)	1,294	2,808	5,083	8,325
Redemptions and repayment of long-term debt (Note 26)	(1,529)	(1,925)	(5,480)	(6,195)
Shares of subsidiary purchased from non-controlling interests, net	(25)	—	(25)	(57)
Other	(1)	(16)	(17)	(20)
Cash provided (used) by financing activities	(763)	39	(791)	1,077
CASH POSITION
Increase (decrease) in cash and temporary investments, net	(113)	555	(50)	230
Cash and temporary investments, net, beginning of period	927	649	864	974
Cash and temporary investments, net, end of period	$814	$1,204	$814	$1,204
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	$(362)	$(307)	$(1,011)	$(888)
Interest received	$9	$4	$30	$11
Income taxes paid, net	$(63)	$(63)	$(258)	$(342)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

September 30, 2024 | 5

notes to condensed interim consolidated financial statements	(unaudited)

SEPTEMBER 30, 2024

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of technology solutions, which include: mobile and fixed voice and data telecommunications services and products; healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); and digital experiences. Data services include: internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 5, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries. Our principal subsidiaries are: TELUS Communications Inc., in which, as at September 30, 2024, we have a 100% equity interest; and TELUS International (Cda) Inc. (d.b.a. TELUS Digital Experience), in which, as at September 30, 2024, we have a 57.7% equity interest, as discussed further in Note 28(b), and which completed its initial public offering in February 2021.

6 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

1	condensed interim consolidated financial statements

(a)	Basis of presentation

The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2023.

Our condensed interim consolidated financial statements are expressed in Canadian dollars and follow the same accounting policies and methods of their application as set out in our consolidated financial statements for the year ended December 31, 2023. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles. Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

These consolidated financial statements for the three-month and nine-month periods ended September 30, 2024, were authorized by our Board of Directors for issue on November 8, 2024.

(b)	Inventories

Our inventories primarily consist of mobile handsets, parts and accessories totalling $387 million as at September 30, 2024 (December 31, 2023 – $369 million), and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Costs of goods sold for the three-month and nine-month periods ended September 30, 2024, totalled $0.6 billion (2023 – $0.6 billion) and $1.7 billion (2023 – $1.7 billion), respectively.

2	accounting policy developments

(a)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

•	In May 2023, the International Accounting Standards Board issued Supplier Finance Arrangements, which amended IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures, and requires additional quantitative and qualitative disclosure about supplier finance arrangements. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, although earlier application is permitted; comparative prior-period information is not required in the year of initial application. We are currently assessing the impacts of the amended standards, but do not expect that our financial disclosure, set out in Note 23, will be materially affected by the application of the amendments.

•	In May 2023, the International Accounting Standards Board issued International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12), which amended IAS 12, Income Taxes. The amendments provide, and we use, temporary relief from accounting for deferred income taxes arising from the Organisation for Economic Co-operation and Development’s Pillar Two model rules (such rules ensuring that large multinational corporations would be subject to a minimum 15% income tax rate in every jurisdiction in which they operate). As different jurisdictions are expected to implement the OECD rules at different speeds and at different points in time, the amendments are intended to help ensure consistency within, and comparability across, financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, and for interim periods ending after December 31, 2023; the effects of these amendments are as set out in Note 10.

(b)	Standards, interpretations and amendments to standards and interpretations not yet effective and not yet applied

•	In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in the Financial Statements, which sets out the overall requirements for presentation and disclosures in the financial statements. The new standard will replace IAS 1, Presentation of Financial Statements. Although much of the substance of IAS 1, Presentation of Financial Statements, will carry over into the new standard, the new standard incrementally will:

September 30, 2024 | 7

notes to condensed interim consolidated financial statements	(unaudited)

•	With a view to improving comparability amongst entities, require presentation in the statement of operations of a subtotal for operating profit and a subtotal for profit before financing and income taxes (both subtotals as defined in the new standard);

•	Require disclosure and reconciliation, within a single financial statement note, of management-defined performance measures that are used in public communications to share management’s views of various aspects of an entity’s performance and which are derived from the statements of income and other comprehensive income;

•	Enhance the requirements for aggregation and disaggregation of financial statement amounts; and

•	Require limited changes to the statement of cash flows, including elimination of options for the classification of interest and dividend cash flows.

The new standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We are currently assessing the impacts of the new standard; while there will be a limited shift of where a number of our management-defined performance measures are disclosed and reconciled (primarily a shift from management’s discussion and analysis to the financial statements) and where certain cash flows will be categorized in our statements of cash flows (primarily a shift of interest paid from operating activities to financing activities), we do not expect that the totality of our financial disclosure will be materially affected by the application of the new standard.

•	In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The narrow-scope amendments are to address diversity in accounting practice in respect of: the classification of financial assets with environmental, social and corporate governance and similar features; and to clarify the date on which a financial asset or financial liability is derecognized when using electronic payment systems. The new standard is effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. We are currently assessing the impacts of the new standard but do not expect to be materially affected by the application of the amendments.

3	capital structure financial policies

General

Our objective when managing financial capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at an acceptable level of risk. In our definition of financial capital, we include:

•	Common equity (excluding accumulated other comprehensive income);

•	Non-controlling interests;

•	Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income);

•	Cash and temporary investments;

•	Short-term borrowings (including those arising from securitized trade receivables and unbilled customer finance receivables); and

•	Other long-term debts.

We manage our financial capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our financial capital structure, we may:

•	Adjust the amount of dividends paid to holders of Common Shares;

•	Purchase Common Shares for cancellation pursuant to normal course issuer bids;

•	Issue new shares (including Common Shares and TELUS International (Cda) Inc. subordinate voting shares);

•	Issue new debt, issue new debt to replace existing debt with different characteristics; and/or

•	Increase or decrease the amount of short-term borrowings arising from securitized trade receivables and unbilled customer finance receivables.

During 2024, our financial objectives, which are reviewed annually, were unchanged from 2023. We believe that our financial objectives support our long-term strategy.

We monitor financial capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) – excluding restructuring and other costs ratio; coverage ratios; and dividend payout ratios.

8 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

Debt and coverage ratios

Net debt to EBITDA – excluding restructuring and other costs is calculated as net debt at the end of the period, divided by 12-month trailing EBITDA – excluding restructuring and other costs. Historically, this measure is substantially similar to the leverage ratio covenant in our credit facilities. Net debt and EBITDA – excluding restructuring and other costs are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. The calculation of these measures is set out in the following table. Net debt is one component of a ratio used to determine compliance with certain debt covenants.

As at, or for the 12-month periods ended, September 30 ($ in millions)	Objective	2024	2023
Components of debt and coverage ratios
Net debt [1]		$28,109	$26,719
EBITDA – excluding restructuring and other costs [2]		$7,340	$6,995
Net interest cost [3] (Note 9)		$1,370	$1,218
Debt ratio
Net debt to EBITDA – excluding restructuring and other costs	2.20 – 2.70 [4]	3.83	3.82
Coverage ratios
Earnings coverage [5]		1.9	1.9
EBITDA – excluding restructuring and other costs interest coverage [6]		5.4	5.7

1	Net debt and total managed capitalization are calculated as follows:

As at September 30	Note	2024	2023
Long-term debt	26	$28,000	$27,833
Debt issuance costs netted against long-term debt		124	122
Derivative (assets) liabilities used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt, net		78	(90)
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt – excluding tax effects		(204)	(46)
Cash and temporary investments, net		(814)	(1,204)
Short-term borrowings	22	925	104
Net debt		28,109	26,719
Common equity		15,771	16,317
Non-controlling interests		1,156	1,189
Less: accumulated other comprehensive income amounts included above in common equity and non-controlling interests		(27)	(88)
Total managed capitalization		$45,009	$44,137

2	EBITDA – excluding restructuring and other costs is calculated as follows:

	EBITDA (Note 5)	Restructuring and other costs (Note 16)	EBITDA – excluding restructuring and other costs
Add
Nine-month period ended September 30, 2024	$5,070	$425	$5,495
Year ended December 31, 2023	6,431	717	7,148
Deduct
Nine-month period ended September 30, 2023	(4,726)	(577)	(5,303)
EBITDA – excluding restructuring and other costs	$6,775	$565	$7,340

3	Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest, unrealized changes in virtual power purchase agreements forward element, recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost) (see Note 9).

* EBITDA is not a standardized financial measure under IFRS-IASB and might not be comparable to similar measures disclosed by other issuers; we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We report EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized to determine compliance with certain debt covenants.

September 30, 2024 | 9

notes to condensed interim consolidated financial statements	(unaudited)

4	Our long-term objective range for this ratio is 2.20 – 2.70 times. The ratio as at September 30, 2024, is outside the long-term objective range. We may permit, and have permitted, this ratio to go outside the objective range (for long-term investment opportunities), but we will endeavour to return this ratio to circa 2.70 times in the medium term (following the spectrum auctions in 2021 and 2023, and the mmWave spectrum auction upcoming), consistent with our long-term strategy. We are in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.25:1.00 (see Note 26(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.

5	Earnings coverage is defined in Canadian Securities Administrators National Instrument 41-101 as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; long-term debt prepayment premium), and adding back capitalized interest, all such amounts excluding those attributable to non-controlling interests.

6	EBITDA – excluding restructuring and other costs interest coverage is defined as EBITDA – excluding restructuring and other costs, divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

Net debt to EBITDA – excluding restructuring and other costs was 3.83 times as at September 30, 2024, compared to 3.82 times one year earlier. The effect of the increase in net debt levels, primarily due to spectrum acquisitions and business acquisitions, was approximately equal to the effect of growth in EBITDA – excluding restructuring and other costs; net debt levels were already elevated in the current and comparative periods due to our spectrum acquisitions and business acquisitions.

The earnings coverage ratio for the twelve-month period ended September 30, 2024, was 1.9 times, unchanged from 1.9 times one year earlier. An increase in income before borrowing costs and income taxes raised the ratio by 0.3 and an increase in borrowing costs lowered the ratio by 0.3. The EBITDA – excluding restructuring and other costs interest coverage ratio for the twelve-month period ended September 30, 2024, was 5.4 times, down from 5.7 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.3 and an increase of $152 million in net interest costs decreased the ratio by 0.6.

TELUS Corporation Common Share dividend payout ratio

So as to be consistent with the way we manage our business, our TELUS Corporation Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the dividends declared in the most recent four quarters for TELUS Corporation Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects (see Note 13), divided by the sum of free cash flow* amounts for the most recent four quarters for interim reporting periods (divided by annual free cash flow if the reported amount is in respect of a fiscal year). The historical measure for the twelve-month period ended September 30, 2024, is presented for illustrative purposes in evaluating our target guideline.

For the 12-month periods ended September 30	Objective	2024	2023
Determined using most comparable IFRS-IASB measures
Ratio of TELUS Corporation Common Share dividends declared to cash provided by operating activities – less capital expenditures		92%	151%
Determined using management measures
TELUS Corporation Common Share dividend payout ratio – net of dividend reinvestment plan effects	60%–75% [1]	77%	88%

1	Our objective range for the TELUS Corporation Common Share dividend payout ratio is 60%-75% of free cash flow on a prospective basis.

For the 12-month periods ended September 30 (millions)	2024	2023
TELUS Corporation Common Share dividends declared	$2,259	$2,063
Amount of TELUS Corporation Common Share dividends declared reinvested in TELUS Corporation Common Shares	(697)	(748)
TELUS Corporation Common Share dividends declared – net of dividend reinvestment plan effects	$1,562	$1,315

* Free cash flow is not a standardized financial measure under IFRS-IASB and might not be comparable to similar measures presented by other issuers; we define free cash flow as EBITDA (operating revenues and other income less goods and services purchased and employee benefits expense) excluding items that we consider to be of limited predictive value, including certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets, and other sources and uses of cash, as found in the consolidated statements of cash flows. We have issued guidance on, and report, free cash flow because it is a key performance measure that management and investors use to evaluate the performance of our business.

10 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

Our calculation of free cash flow, and its reconciliation to cash provided by operating activities, is as follows:

For the 12-month periods ended September 30 (millions)	Note	2024	2023
EBITDA	5	$6,775	$6,324
Restructuring and other costs, net of disbursements		21	272
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment mobile device financing		(146)	(153)
Effect of lease principal	31(b)	(647)	(523)
Items from the Consolidated statements of cash flows:
Share-based compensation, net	14	127	124
Net employee defined benefit plans expense	15	76	71
Employer contributions to employee defined benefit plans		(21)	(33)
Loss from equity accounted investments and other		39	—
Interest paid		(1,319)	(1,126)
Interest received		42	17
Capital expenditures	5	(2,617)	(2,949)
Free cash flow before income taxes		2,330	2,024
Income taxes paid, net of refunds		(305)	(532)
Free cash flow		2,025	1,492
Add (deduct):
Capital expenditures	5	2,617	2,949
Effect of lease principal		647	523
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in net income neither providing nor using cash		(205)	(653)
Cash provided by operating activities		$5,084	$4,311

September 30, 2024 | 11

notes to condensed interim consolidated financial statements	(unaudited)

4	financial instruments

(a)	Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is set out in the following table.

As at (millions)	September 30, 2024	December 31, 2023
Cash and temporary investments, net	$814	$864
Accounts receivable	4,114	4,234
Contract assets	690	748
Derivative assets	21	215
	$5,639	$6,061

Cash and temporary investments, net

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review evaluates changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when we deem it to be necessary. Accounts are considered to be past due (in default) when customers have failed to make the contractually required payments when due, which is generally within 30 days of the billing date. Any late payment charges are levied at an industry-based market rate or a negotiated rate on outstanding non-current customer account balances.

Customer accounts receivable, net of allowance for doubtful accounts

As at (millions)	Note	Gross	Allowance	Net [1]
September 30, 2024
Less than 30 days past billing date		$1,088	$(19)	$1,069
30-60 days past billing date		382	(17)	365
61-90 days past billing date		119	(19)	100
More than 90 days past billing date		234	(39)	195
Unbilled customer finance receivables		1,545	(33)	1,512
		$3,368	$(127)	$3,241
Current [2]	6(b)	$2,795	$(114)	$2,681
Non-current [3]	20	573	(13)	560
		$3,368	$(127)	$3,241
December 31, 2023
Less than 30 days past billing date		$1,077	$(14)	$1,063
30-60 days past billing date		550	(14)	536
61-90 days past billing date		139	(17)	122
More than 90 days past billing date		193	(36)	157
Unbilled customer finance receivables		1,630	(36)	1,594
		$3,589	$(117)	$3,472
Current [2]	6(b)	$2,938	$(103)	$2,835
Non-current [3]	20	651	(14)	637
		$3,589	$(117)	$3,472

1	Net amounts represent customer accounts receivable for which an allowance had not been made as at the dates of the Consolidated statements of financial position (see Note 6(b)).
2	Presented in the Consolidated statements of financial position as Accounts receivable.
3	Presented in the Consolidated statements of financial position as Other long-term assets.

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and the line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable balances above a specific threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense, such expense being included in the Consolidated statements of income and other comprehensive income as Goods and services purchased.

12 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to our allowance for doubtful accounts.

	Three months		Nine months
Periods ended September 30 (millions)	2024	2023	2024	2023
Balance, beginning of period	$120	$107	$117	$109
Additions (doubtful accounts expense)	41	30	113	78
Accounts written off [1] less than recoveries	(39)	(28)	(105)	(83)
Other	5	(1)	2	4
Balance, end of period	$127	$108	$127	$108

1	For the three-month and nine-month periods ended September 30, 2024, accounts that were written off but were still subject to enforcement activity totalled $63 (2023 – $45) and $179 (2023 – $134), respectively.

Contract assets

Credit risk associated with contract assets is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when we deem it to be necessary.

Contract assets, net of impairment allowance

As at (millions)	Gross	Allowance	Net (Note 6(c))
September 30, 2024
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$582	$(20)	$562
The 12-month period ending two years hence	237	(8)	229
Thereafter	49	(1)	48
	$868	$(29)	$839
December 31, 2023
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$616	$(21)	$595
The 12-month period ending two years hence	259	(9)	250
Thereafter	54	(1)	53
	$929	$(31)	$898

We maintain allowances for lifetime expected credit losses related to contract assets. Current economic conditions, historical information (including credit agency reports, if available), and the line of business from which the contract asset arose are all considered when determining impairment allowances. The same factors are considered when determining whether to write off amounts charged to the impairment allowance for contract assets against contract assets.

Derivative assets (and derivative liabilities)

Counterparties to our material foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The total dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of credit losses due to the potential non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(b)	Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•	maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;

•	maintaining a short-term borrowing agreement associated with trade receivables and unbilled customer finance receivables (Note 22), bilateral bank facilities (Note 22), a supply chain financing program (Note 23), a commercial paper program (Note 26(c)) and syndicated credit facilities (Note 26(d),(e));

•	maintaining in-effect shelf prospectuses;

•	continuously monitoring forecast and actual cash flows; and

•	managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are disclosed in Note 26(h). As at September 30, 2024, unchanged from December 31, 2023, TELUS Corporation could offer an unlimited amount of securities in Canada, and US$3.5 billion of securities in the United States, qualified pursuant to a Canadian shelf prospectus that is in effect until September 2026 (December 31, 2023 – September 2024). We believe that our investment grade credit ratings contribute to reasonable access to capital markets. TELUS International (Cda) Inc. has a Canadian shelf prospectus that is in effect until June 2026 (December 31, 2023 – May 2024) under which an unlimited amount of debt or equity securities could be offered.

September 30, 2024 | 13

notes to condensed interim consolidated financial statements	(unaudited)

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are set out in the accompanying tables.

	Non-derivative				Derivative
			Composite long-term debt
	Non-interest bearing financial	Short-term	Long-term debt, excluding leases [1]	Leases	Currency swap agreement amounts to be exchanged [2]		Currency swap agreement amounts to be exchanged [3]
As at September 30, 2024 (millions)	liabilities	borrowings [1]	(Note 26)	(Note 26)	(Receive)	Pay	(Receive)	Pay	Total
2024 (remainder of year)	$2,609	$16	$1,157	$194	$(961)	$962	$(179)	$179	$3,977
2025	651	48	2,386	737	(426)	411	(404)	404	3,807
2026	103	48	2,532	595	(220)	207	—	—	3,265
2027	103	945	2,568	466	(1,691)	1,655	—	—	4,046
2028	71	—	4,175	316	(578)	590	—	—	4,574
2029 - 2033	10	—	11,931	626	(1,737)	1,662	—	—	12,492
Thereafter	—	—	12,634	407	(2,836)	2,734	—	—	12,939
Total	$3,547	$1,057	$37,383	$3,341	$(8,449)	$8,221	$(583)	$583	$45,100
			Total (Note 26(h))			$40,496

1	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates and, if applicable, currency exchange rates, in effect as at September 30, 2024.
2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the currency exchange rates in effect as at September 30, 2024. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.
3	The amounts included in undiscounted short-term borrowing in respect of U.S. dollar-denominated short-term borrowings, and the corresponding derivative liability amounts, if any, included in the currency swap pay column amounts, have been determined based upon the currency exchange rates in effect as at September 30, 2024. The derivative liability hedging amounts, if any, for the hedged U.S. dollar-denominated short-term borrowings contractual amounts are included in the currency swap pay column amounts as net cash flows are exchanged pursuant to the currency swap agreements.

	Non-derivative				Derivative
			Composite long-term debt
As at December 31, 2023	Non-interest bearing financial	Short-term	Long-term debt, excluding leases [1]	Leases	Currency swap agreement amounts to be exchanged [2]			Currency swap agreement amounts to be exchanged
(millions)	liabilities	borrowings [1]	(Note 26)	(Note 26)	(Receive)	Pay	Other	(Receive)	Pay	Total
2024	$3,126	$111	$4,408	$685	$(1,271)	$1,267	$—	$(572)	$578	$8,332
2025	164	—	2,027	547	(219)	207	1	—	—	2,727
2026	93	—	2,378	416	(215)	206	1	—	—	2,879
2027	152	—	2,383	331	(1,657)	1,653	1	—	—	2,863
2028	43	—	3,388	202	(567)	576	—	—	—	3,642
2029-2033	—	—	10,092	503	(1,702)	1,662	—	—	—	10,555
Thereafter	—	—	12,018	323	(2,778)	2,734	—	—	—	12,297
Total	$3,578	$111	$36,694	$3,007	$(8,409)	$8,305	$3	$(572)	$578	$43,295
			Total			$39,597

1	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates and, if applicable, currency exchange rates in effect as at December 31, 2023.
2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2023. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

(c)	Market risks

Net income and other comprehensive income for the nine-month periods ended September 30, 2024 and 2023, could have varied if the Canadian dollar: U.S. dollar exchange rate, the U.S. dollar: European euro exchange rate, market interest rates and virtual power purchase agreement forward element valuation varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The U.S. dollar-denominated and European euro-denominated balances and the notional amounts of our derivative financial instruments as at the relevant statement of financial position dates have been used in the calculations.

14 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

The sensitivity analysis of our exposure to interest rate risk at the reporting date has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The principal and notional amounts as at the relevant statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to wind discount risk and solar premium risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The notional amounts of the virtual power purchase agreements as at the relevant statement of financial position dates have been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, was determined using the applicable statutory income tax rates for the reporting periods.

Nine-month periods ended September 30	Net income		Other comprehensive income		Comprehensive income
(increase (decrease) in millions)	2024	2023	2024	2023	2024	2023
Reasonably possible changes in market risks [1]
10% change in C$: US$ exchange rate
Canadian dollar appreciates	$(7)	$(7)	$97	$123	$90	$116
Canadian dollar depreciates	$7	$7	$(97)	$(123)	$(90)	$(116)
10% change in US$: € exchange rate
U.S. dollar appreciates	$13	$11	$(72)	$(65)	$(59)	$(54)
U.S. dollar depreciates	$(13)	$(11)	$72	$65	$59	$54
25 basis point change in interest rates
Interest rates increase
Canadian interest rate	$(4)	$(8)	$77	$70	$73	$62
U.S. interest rate	$—	$—	$(66)	$(67)	$(66)	$(67)
Combined	$(4)	$(8)	$11	$3	$7	$(5)
Interest rates decrease
Canadian interest rate	$4	$8	$(81)	$(72)	$(77)	$(64)
U.S. interest rate	$—	$—	$69	$70	$69	$70
Combined	$4	$8	$(12)	$(2)	$(8)	$6
20 basis point change in wind discount
Wind discount increases	$(23)	$(35)	$—	$—	$(23)	$(35)
Wind discount decreases	$23	$35	$—	$—	$23	$35
20 basis point change in solar premium
Solar premium increases	$13	$20	$—	$—	$13	$20
Solar premium decreases	$(13)	$(20)	$—	$—	$(13)	$(20)

1	These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates and market interest rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

(d)	Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring provisions) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The fair values are determined directly by reference to quoted market prices in active markets.

The fair values of our investment financial assets are based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt, excluding leases, is based on quoted market prices in active markets.

The fair values of the derivative financial instruments we use to manage our exposure to currency risk are estimated based on either quoted market prices in active markets for the same or similar financial instruments or the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments of similar maturities subject to similar risks (such fair value estimates being largely based on the Canadian dollar: U.S. dollar forward exchange rate as at the statements of financial position dates). The fair values of the derivative financial instruments we use to manage our exposure to price risk associated with the purchase of electrical power are currently estimated using a discounted cash flow approach and are based on industry standard forecasts from EDC Associates Ltd. utilizing observable market data. The significant unobservable inputs used in the fair value measurement of the Level 3 derivative financial instruments were wind discount, reflecting 76% (December 31, 2023 – 77%) of the electrical power pool price, and solar premium, reflecting 108% (December 31, 2023 – 125%) of the electrical power pool price.

September 30, 2024 | 15

notes to condensed interim consolidated financial statements	(unaudited)

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out in the following table.

		September 30, 2024				December 31, 2023
As at ($ in millions except price or rate)	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Current derivative assets [2]
Derivatives used to manage currency risk associated with
U.S. dollar-denominated transactions	HFT [4]	2025	$93	$3	US$1.00: ₱57	2024	$111	$2	US$1.00: ₱56
U.S. dollar-denominated purchases	HFH [3]	2025	$94	—	US$1.00: C$1.38	2024	$47	—	US$1.00: C$1.31
U.S. dollar-denominated debt (Notes 22, 26(c))	HFH [3]	2024	$925	1	US$1.00: C$1.35	2024	$118	1	US$1.00: C$1.31
European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(e))	HFH [5]	2028	$46	13	€1.00: US$1.09	2027	$45	17	€1.00: US$1.09
Derivatives used to manage interest rate risk associated with
Non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2028	$11	—	3.5%	2024	$11	2	3.5%
Derivatives used to manage other price risk associated with
Purchase of electrical power	HFT [4]	—	$—	—	—	2047	$25 (0.4 TWh 8)	14	$30.60/ MWh [8]
				$17				$36
Other long-term assets [2] (Note 20)
Derivatives used to manage currency risk associated with
U.S. dollar-denominated long-term debt [6] (Note 26(b))	HFH [3]	2027	$1,586	$4	US$1.00: C$1.32	—	$—	$—	—
Derivatives used to manage other price risk associated with
Purchase of electrical power	HFT [4]	—	$—	—	—	2047	$672 (6.9 TWh 8)	179	$39.52/ MWh [8]
				$4				$179

Current derivative liabilities [2]
Derivatives used to manage currency risk associated with
U.S. dollar-denominated transactions	HFT [4]	2025	$79	$—	US$1.00: ₱56	2024	$18	$—	US$1.00: ₱55
U.S. dollar-denominated purchases	HFH [3]	2025	$317	2	US$1.00: C$1.35	2024	$401	7	US$1.00: C$1.34
U.S. dollar-denominated debt (Notes 22, 26(c))	HFH [3]	2024	$1,097	11	US$1.00: C$1.36	2024	$943	18	US$1.00: C$1.35
Derivatives used to manage other price risk associated with
Purchase of electrical power	HFT [4]	2047	$7 (0.4 TWh 8)	2	$31.37/ MWh [8]	—	$—	—	—
				$15				$25

16 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

As at ($ in millions except price or rate)		September 30, 2024				December 31, 2023
	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Other long-term liabilities [2] (Note 27)
Derivatives used to manage currency risk associated with
U.S. dollar-denominated long-term debt [6] (Note 26(c))	HFH [3]	2049	$4,919	$66	US$1.00: C$1.30	2049	$6,610	$176	US$1.00: C$1.31
European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(e))	HFH [5]	2028	$574	18	€1.00: US$1.09	2027	$591	13	€1.00: US$1.09
Derivatives used to manage interest rate risk associated with
Non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2028	$201	1	3.5%	2028	$205	2	3.6%
Derivatives used to manage other price risk associated with
Purchase of electrical power	HFT [4]	2047	$137 (6.6 TWh 8)	33	$40.14/ MWh 8	—	$—	—	—
				$118				$191

1	Fair value measured at the reporting date using significant other observable inputs (Level 2), except the fair value of virtual power purchase agreements (which we use to manage the price risk associated with the purchase of electrical power), which is measured at the reporting date using significant unobservable inputs (Level 3). Changes in the fair value of derivative financial instruments classified as Level 3 in the fair value hierarchy were as follows:

	Nine months
Periods ended September 30	2024	2023
Unrealized changes in virtual power purchase agreements forward element
Included in net income, excluding income taxes	$(228)	$(59)
Balance, beginning of period	193	193
Balance, end of period	$(35)	$134

2	Caption reflects Consolidated statement of financial position line item where derivative financial instruments are presented. Derivative financial assets and liabilities are not set off.
3	Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.
4	Designated as held for trading (HFT) and classified as fair value through net income upon initial recognition; hedge accounting is not applied.
5	Designated as a hedge of a net investment in a foreign operation; hedge accounting is applied. Hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.
6	We designate only the spot element as the hedging item. As at September 30, 2024, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $4 (December 31, 2023 – $163).
7	We designate only the spot element as the hedging item. As at September 30, 2024, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $3 (December 31, 2023 – $3).
8	Terawatt hours (TWh) are 1x10[9] kilowatt hours and megawatt hours (MWh) are 1x10[3] kilowatt hours.

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in the following table.

As at (millions)	September 30, 2024		December 31, 2023
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt, excluding leases (Note 26)	$25,297	$24,721	$24,735	$23,853

(e)	Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

Credit risk associated with such derivative instruments, as discussed further in (a), would be the primary source of hedge ineffectiveness. There was no ineffective portion of the derivative instruments classified as cash flow hedging items for the periods presented.

September 30, 2024 | 17

notes to condensed interim consolidated financial statements	(unaudited)

	Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income to income (effective portion) (Note 11)
	(effective portion) (Note 11)			Amount
Periods ended September 30 (millions)	2024	2023	Location	2024	2023
THREE-MONTH
Derivatives used to manage currency risk associated with
U.S. dollar-denominated purchases	$(5)	$10	Goods and services purchased	$2	$—
U.S. dollar-denominated debt [1] Notes 22, 26(b)-(c)	(47)	142	Financing costs	(79)	135
Net investment in a foreign operation [2]	(29)	26	Financing costs	6	12
	(81)	178		(71)	147
Derivatives used to manage other market risks
Other	(5)	2	Financing costs	1	(5)
	$(86)	$180		$(70)	$142

NINE-MONTH
Derivatives used to manage currency risk associated with
U.S. dollar-denominated purchases	$10	$1	Goods and services purchased	$6	$15
U.S. dollar-denominated debt [1] Notes 22, 26(b)-(c)	135	(9)	Financing costs	108	(3)
Net investment in a foreign operation [2]	8	5	Financing costs	17	1
	153	(3)		131	13
Derivatives used to manage other market risks
Other	1	2	Financing costs	3	(5)
	$154	$(1)		$134	$8

1	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amounts for the three-month and nine-month periods ended September 30, 2024, were $(123) (2023 – $48) and $(167) (2023 – $40), respectively.
2	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amounts for the three-month and nine-month periods ended September 30, 2024, were $NIL (2023 – $NIL and $NIL (2023 – $2), respectively,

The following table sets out the gains and losses included in Financing costs in the Consolidated statements of income and other comprehensive income that arise from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship.

	Gain (loss) on derivatives recognized in income
	Three months		Nine months
Periods ended September 30 (millions)	2024	2023	2024	2023
Derivatives used to manage currency risk	$3	$(1)	$(3)	$4
Unrealized changes in virtual power purchase agreements forward element	$(125)	$(33)	$(228)	$(59)

18 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

5	segment information

General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. We have embarked upon the modification of our internal and external reporting processes, systems and internal controls arising from the acquisition and ongoing integration of LifeWorks Inc. and correspondingly we are assessing our segmented reporting structure.

The TELUS technology solutions segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security); healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

The TELUS digital experience segment (formerly the digitally-led customer experiences – TELUS International (DLCX) segment), which has the U.S. dollar as its primary functional currency, is comprised of digital customer experience and digital-enablement transformation solutions, including artificial intelligence and content management, provided by our TELUS International (Cda) Inc. subsidiary.

Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The segment information regularly reported to our Chief Executive Officer (our chief operating decision-maker), and the reconciliations thereof to our products and services view of revenues, other revenues and income before income taxes, are set out in the following table.

September 30, 2024 | 19

notes to condensed interim consolidated financial statements	(unaudited)

Three-month periods	TELUS technology solutions						TELUS digital
ended September 30	Mobile		Fixed		Segment total		experience [1]		Eliminations		Total
(millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Operating revenues
External revenues
Service	$1,790	$1,792	$1,945	$1,890	$3,735	$3,682	$675	$706	$—	$—	$4,410	$4,388
Equipment	567	518	65	84	632	602	—	—	—	—	632	602
Revenues arising from contracts with customers	$2,357	$2,310	$2,010	$1,974	4,367	4,284	675	706	—	—	5,042	4,990
			Other income (Note 7)		54	18	3	—	—	—	57	18
					4,421	4,302	678	706	—	—	5,099	5,008
			Intersegment revenues		3	4	219	183	(222)	(187)	—	—
					$4,424	$4,306	$897	$889	$(222)	$(187)	$5,099	$5,008
			EBITDA [2]		$1,659	$1,346	$109	$171	$(12)	$—	$1,756	$1,517
			Restructuring and other costs included in EBITDA (Note 16)		64	287	22	16	—	—	86	303
			Adjusted EBITDA [2]		$1,723	$1,633	$131	$187	$(12)	$—	$1,842	$1,820
			Capital expenditures [3]		$650	$734	$30	$35	$(12)	$—	$668	$769
			Adjusted EBITDA less capital expenditures [2]		$1,073	$899	$101	$152	$—	$—	$1,174	$1,051
									Operating revenues – external and other income (above)		$5,099	$5,008
									Goods and services purchased		1,868	1,858
									Employee benefits expense		1,475	1,633
									EBITDA (above)		1,756	1,517
									Depreciation		597	611
									Amortization of intangible assets		371	389
									Operating income		788	517
									Financing costs		479	352
									Income before income taxes		$309	$165

20 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

Nine-month periods	TELUS technology solutions						TELUS digital
ended September 30	Mobile		Fixed		Segment total		experience [1]		Eliminations		Total
(millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Operating revenues
External revenues
Service	$5,315	$5,265	$5,743	$5,641	$11,058	$10,906	$2,023	$2,185	$—	$—	$13,081	$13,091
Equipment	1,506	1,496	221	262	1,727	1,758	—	—	—	—	1,727	1,758
Revenues arising from contracts with customers	$6,821	$6,761	$5,964	$5,903	12,785	12,664	2,023	2,185	—	—	14,808	14,849
			Other income (Note 7)		112	69	85	—	—	—	197	69
					12,897	12,733	2,108	2,185	—	—	15,005	14,918
			Intersegment revenues		9	12	649	528	(658)	(540)	—	—
					$12,906	$12,745	$2,757	$2,713	$(658)	$(540)	$15,005	$14,918
			EBITDA [2]		$4,632	$4,256	$472	$470	$(34)	$—	$5,070	$4,726
			Restructuring and other costs included in EBITDA (Note 16)		381	522	44	55	—	—	425	577
			Equity (income) related to real estate joint venture		—	(1)	—	—	—	—	—	(1)
			Adjusted EBITDA [2]		$5,013	$4,777	$516	$525	$(34)	$—	$5,495	$5,302
			Capital expenditures [3]		$2,020	$2,200	$96	$89	$(32)	$—	$2,084	$2,289
			Adjusted EBITDA less capital expenditures [2]		$2,993	$2,577	$420	$436	$(2)	$—	$3,411	$3,013
									Operating revenues – external and other income (above)		$15,005	$14,918
									Goods and services purchased		5,503	5,451
									Employee benefits expense		4,432	4,741
									EBITDA (above)		5,070	4,726
									Depreciation		1,895	1,849
									Amortization of intangible assets		1,130	1,179
									Operating income		2,045	1,698
									Financing costs		1,255	995
									Income before income taxes		$790	$703

1	The TELUS digital experience segment (formerly the digitally-led customer experiences – TELUS International segment) is comprised of our consolidated TELUS International (Cda) Inc. subsidiary. All of our other international operations are included in the TELUS technology solutions segment.
2	Earnings before interest, income taxes, depreciation and amortization (EBITDA), both unadjusted and adjusted, are not standardized financial measures under IFRS-IASB and may not be comparable to similar measures disclosed by other issuers (including those disclosed by TELUS International (Cda) Inc.); we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We calculate adjusted EBITDA to exclude items that do not reflect our ongoing operations and, in our opinion, should not be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt. We report EBITDA, adjusted EBITDA and adjusted EBITDA less capital expenditures, because they are key measures that management uses to evaluate the performance of our business, and EBITDA is also utilized in determining compliance with certain debt covenants.
3	See Note 31(a) for a reconciliation of capital asset additions, excluding spectrum licences, to cash payments for capital assets, excluding spectrum licences, reported in the Consolidated statements of cash flows.

September 30, 2024 | 21

notes to condensed interim consolidated financial statements	(unaudited)

6	revenue from contracts with customers

(a)	Revenues

In the determination of the minimum transaction prices in contracts with customers, amounts are allocated to fulfilling, or the completion of fulfilling, future contracted performance obligations. These unfulfilled, or partially unfulfilled, future contracted performance obligations are largely in respect of services to be provided over the duration of the contract. The following table sets out our aggregate estimated minimum transaction prices allocated to remaining unfulfilled, or partially unfulfilled, future contracted performance obligations and the timing of when we might expect to recognize the associated revenues; actual amounts could differ from these estimates due to a variety of factors, including the unpredictable nature of: customer behaviour; industry regulation; the economic environments in which we operate; and competitor behaviour.

As at (millions)	September 30, 2024	December 31, 2023
Estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations to be recognized as revenue in a future period [1,2]
During the 12-month period ending one year hence	$2,344	$2,576
During the 12-month period ending two years hence	864	1,022
Thereafter	118	107
	$3,326	$3,705

1	Excludes constrained variable consideration amounts, amounts arising from contracts originally expected to have a duration of one year or less and, as a permitted practical expedient, amounts arising from contracts that are not affected by revenue recognition timing differences arising from transaction price allocation or from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.
2	IFRS-IASB requires the explanation of when we might expect to recognize as revenue the amounts disclosed as the estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations. The estimated amounts disclosed are based upon contractual terms and maturities. Actual minimum transaction price revenues recognized, and the timing thereof, will differ from these estimates primarily due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

(b)	Accounts receivable

As at (millions)	Note	September 30, 2024	December 31, 2023
Customer accounts receivable		$2,795	$2,938
Allowance for doubtful accounts	4(a)	(114)	(103)
Billed customer accounts receivable, net of allowance for doubtful accounts		2,681	2,835
Accrued receivables – customer		553	480
Billed and unbilled customer accounts receivable, net of allowance for doubtful accounts		3,234	3,315
Accrued receivables – other		320	282
Accounts receivable – current		$3,554	$3,597

(c)	Contract assets

	Three months		Nine months
Periods ended September 30 (millions)	2024	2023	2024	2023
Balance, beginning of period	$843	$857	$898	$908
Net additions arising from operations	410	378	1,138	1,096
Amounts billed in the period and thus reclassified to accounts receivable	(410)	(387)	(1,199)	(1,162)
Change in impairment allowance, net (Note 4(a))	(2)	1	2	3
Other	(2)	1	—	5
Balance, end of period [1]	$839	$850	$839	$850
Reconciliation of contract assets presented in the Consolidated statements of financial position – current
Gross contract assets			$562	$570
Reclassification to contract liabilities of contracts with contract assets less than contract liabilities (Note 24)			(18)	(16)
Reclassification from contract liabilities of contracts with contract liabilities less than contract assets (Note 24)			(131)	(131)
			$413	$423

1	Timing of amounts to be billed and thus reclassified to accounts receivable is set out in Note 4(a).

22 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

7	other income

	Three months		Nine months
Periods ended September 30 (millions)	2024	2023	2024	2023
Government assistance	$1	$2	$5	$12
Other sublet revenue (Note 19)	3	1	6	4
Investment income (loss), gain (loss) on disposal of assets and other, net	49	13	96	6
Interest income (Note 21(a))	2	1	5	5
Changes in provisions related to business combinations (Note 25)	2	1	85	42
	$57	$18	$197	$69

8	employee benefits expense

	Three months		Nine months
Periods ended September 30 (millions)	2024	2023	2024	2023
Employee benefits expense – gross
Wages and salaries	$1,396	$1,424	$4,186	$4,436
Share-based compensation [1] (Note 14)	60	40	144	138
Pensions – defined benefit (Note 15(a))	16	15	50	46
Pensions – defined contribution (Note 15(b))	31	32	90	95
Restructuring costs [1] (Note 16(a))	60	221	259	364
Employee health and other benefits	73	71	200	208
	1,636	1,803	4,929	5,287
Capitalized internal labour costs, net
Contract acquisition costs (Note 20)
Capitalized	(21)	(22)	(67)	(61)
Amortized	23	24	69	70
Contract fulfilment costs (Note 20)
Capitalized	(8)	(7)	(24)	(18)
Amortized	1	2	5	3
Property, plant and equipment	(76)	(91)	(243)	(289)
Intangible assets subject to amortization	(80)	(76)	(237)	(251)
	(161)	(170)	(497)	(546)
	$1,475	$1,633	$4,432	$4,741

1	For the three-month and nine-month periods ended September 30, 2024, $NIL (2023 – $1) and $4 (2023 – $1), respectively, of share-based compensation in the TELUS technology solutions segment was included in restructuring costs.

September 30, 2024 | 23

notes to condensed interim consolidated financial statements	(unaudited)

9	financing costs

	Three months		Nine months
Periods ended September 30 (millions)	2024	2023	2024	2023
Interest expense
Long-term debt, excluding lease liabilities – gross	$297	$282	$892	$815
Long-term debt, excluding lease liabilities – capitalized [1]	(9)	(1)	(13)	(4)
Long-term debt, excluding lease liabilities	288	281	879	811
Lease liabilities (Note 19)	42	36	122	95
Short-term borrowings and other	14	10	24	22
Accretion on provisions (Note 25)	7	7	22	22
	351	334	1,047	950
Employee defined benefit plans net interest (Note 15)	3	1	7	5
Foreign exchange	8	(12)	2	(8)
Unrealized changes in virtual power purchase agreements forward element	125	33	228	59
	487	356	1,284	1,006
Interest income	(8)	(4)	(29)	(11)
	$479	$352	$1,255	$995
Net interest cost (Note 3)			$1,033	$935
Interest expense on long-term debt, excluding lease liabilities – capitalized [1]			(13)	(4)
Employee defined benefit plans net interest			7	5
Unrealized changes in virtual power purchase agreements forward element			228	59
			$1,255	$995

1	Interest on long-term debt, excluding lease liabilities, at a composite rate of 5.3% (2023 – 3.1%) was capitalized to intangible assets with indefinite lives during the period.

10	income taxes

Expense composition and rate reconciliation

	Three months		Nine months
Periods ended September 30 (millions)	2024	2023	2024	2023
Current income tax expense
For the current reporting period	$190	$136	$483	$401
Adjustments recognized in the current period for income taxes of prior periods	(22)	(10)	(28)	(28)
Pillar Two global minimum tax	1	—	2	—
	169	126	457	373
Deferred income tax expense
Arising from the origination and reversal of temporary differences	(119)	(85)	(287)	(220)
Adjustments recognized in the current period for income taxes of prior periods	2	(13)	2	(7)
	(117)	(98)	(285)	(227)
	$52	$28	$172	$146

24 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

Our income tax expense and effective income tax rate differ from those computed by applying the applicable statutory rates for the following reasons:

Three-month periods ended September 30 ($ in millions)	2024		2023
Income taxes computed at applicable statutory rates	$78	25.2%	$40	23.8%
Adjustments recognized in the current period for income taxes of prior periods	(20)	(6.4)	(23)	(13.9)
Pillar Two global minimum tax	1	0.3	—	—
(Non-taxable) non-deductible amounts, net	(6)	(1.9)	(2)	(1.2)
Withholding and other taxes	6	1.9	6	3.7
Losses not recognized	1	0.3	9	5.5
Foreign tax differential	(4)	(1.3)	(4)	(2.4)
Other	(4)	(1.3)	2	1.7
Income tax expense per Consolidated statements of income and other comprehensive income	$52	16.8%	$28	17.2%

Nine-month periods ended September 30 ($ in millions)	2024		2023
Income taxes computed at applicable statutory rates	$191	24.2%	$165	23.5%
Adjustments recognized in the current period for income taxes of prior periods	(26)	(3.3)	(35)	(5.0)
Pillar Two global minimum tax	2	0.3	—	—
(Non-taxable) non-deductible amounts, net	(13)	(1.7)	(9)	(1.3)
Withholding and other taxes	25	3.2	15	2.1
Losses not recognized	4	0.5	17	2.4
Foreign tax differential	(7)	(0.9)	(11)	(1.6)
Other	(4)	(0.5)	4	0.7
Income tax expense per Consolidated statements of income and other comprehensive income	$172	21.8%	$146	20.8%

We are subject to the global minimum top-up income tax under Pillar Two tax legislation. The top-up income tax relates primarily to our operations in Bulgaria and Ireland, where the statutory income tax rates are 10% and 12.5%, respectively. As at September 30, 2024, both Bulgaria and Ireland have enacted global minimum income tax into domestic tax legislation effective January 1, 2024. As a result, our Bulgarian and Irish subsidiaries will be liable for the top-up income tax rather than the ultimate Canadian parent company.During the three-month and nine-month periods ended September 30, 2024, the Company recognized a current income tax expense of $1 million and $2 million, respectively, related to the Pillar Two tax.

We have applied a temporary mandatory relief from deferred income tax accounting for the impacts of the top-up income tax and it is recognized as a current income tax in the period it is incurred.

September 30, 2024 | 25

notes to condensed interim consolidated financial statements	(unaudited)

11	other comprehensive income

	Items that may subsequently be reclassified to income								Item never reclassified to income		Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges (Note 4(e))
	Derivatives used to manage currency risk			Derivatives used to manage other market risks				Cumulative			Employee
(millions)	Gains (losses) arising	Prior period (gains) losses reclassified to net income	Total	Gains (losses) arising	Prior period (gains) losses reclassified to net income	Total	Total	foreign currency translation adjustment	Change in measurement of investment financial assets	Accumulated other comprehensive income	defined benefit plan re-measurements	Other comprehensive income
Balance as at July 1, 2023			$(55)			$(3)	$(58)	$31	$82	$55
Other comprehensive income (loss)
Amount arising	$178	$(147)	31	$2	$5	7	38	7	(3)	42	$80	$122
Income taxes	$26	$(20)	6	$1	$1	2	8	—	1	9	20	29
Net			25			5	30	7	(4)	33	$60	$93
Balance as at September 30, 2023			$(30)			$2	$(28)	$38	$78	$88
Balance as at July 1, 2024			$(129)			$1	$(128)	$77	$75	$24
Other comprehensive income (loss)
Amount arising	$(81)	$71	(10)	$(5)	$(1)	(6)	(16)	23	2	9	$(27)	$(18)
Income taxes	$(4)	$11	7	$(2)	$—	(2)	5	—	1	6	(7)	(1)
Net			(17)			(4)	(21)	23	1	3	$(20)	$(17)
Balance as at September 30, 2024			$(146)			$(3)	$(149)	$100	$76	$27

26 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

	Items that may subsequently be reclassified to income								Item never reclassified to income		Item never reclassified to income
	Derivatives used to manage currency risk			Derivatives used to manage other market risks				Cumulative			Employee
	Change in unrealized fair value of derivatives designated as cash flow hedges (Note 4(e))
(millions)	Gains (losses) arising	Prior period (gains) losses reclassified to net income	Total	Gains (losses) arising	Prior period (gains) losses reclassified to net income	Total	Total	foreign currency translation adjustment	Change in measurement of investment financial assets	Accumulated other comprehensive income	defined benefit plan re-measurements	Other comprehensive income
Balance as at January 1, 2023			$(20)			$(3)	$(23)	$66	$90	$133
Other comprehensive income (loss)
Amount arising	$(3)	$(13)	(16)	$2	$5	7	(9)	(28)	(13)	(50)	$79	$29
Income taxes	$(6)	$—	(6)	$1	$1	2	(4)	—	(1)	(5)	20	15
Net			(10)			5	(5)	(28)	(12)	(45)	$59	$14
Balance as at September 30, 2023			$(30)			$2	$(28)	$38	$78	$88
Balance as at January 1, 2024			$(158)			$(2)	$(160)	$36	$78	$(46)
Other comprehensive income (loss)
Amount arising	$153	$(131)	22	$1	$(3)	(2)	20	64	(2)	82	$42	$124
Income taxes	$28	$(18)	10	$—	$(1)	(1)	9	—	—	9	11	20
Net			12			(1)	11	64	(2)	73	$31	$104
Balance as at September 30, 2024			$(146)			$(3)	$(149)	$100	$76	$27
Attributable to:
Common Shares										$7
Non-controlling interests										20
										$27

September 30, 2024 | 27

notes to condensed interim consolidated financial statements	(unaudited)

12	per share amounts

Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted share unit awards.

The following table presents reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

	Three months		Nine months
Periods ended September 30 (millions)	2024	2023	2024	2023
Basic total weighted average number of Common Shares outstanding	1,492	1,454	1,483	1,447
Effect of dilutive securities – Restricted share units	5	5	5	4
Diluted total weighted average number of Common Shares outstanding	1,497	1,459	1,488	1,451

For the three-month and nine-month periods ended September 30, 2024 and 2023, no outstanding equity-settled restricted share unit awards were excluded in the calculation of diluted income per Common Share. For the three-month and nine-month periods ended September 30, 2024, approximately 1 million (2023 – NIL) and 1 million (2023 – NIL), respectively, TELUS Corporation share option awards were excluded in the calculation of diluted income per Common Share.

13	dividends per share

(a)	TELUS Corporation Common Share dividends declared

Nine-month periods ended September 30 (millions except per share amounts)
TELUS Corporation	Declared		Paid to
Common Share dividends	Effective	Per share	shareholders	Total
2024
Quarter 1 dividend	Mar. 11, 2024	$0.3761	Apr. 1, 2024	$554
Quarter 2 dividend	Jun. 10, 2024	0.3891	July 2, 2024	577
Quarter 3 dividend	Sept. 10, 2024	0.3891	Oct. 1, 2024	578
		$1.1543		$1,709

Nine-month periods ended September 30 (millions except per share amounts)
TELUS Corporation	Declared		Paid to
Common Share dividends	Effective	Per share	shareholders	Total
2023
Quarter 1 dividend	Mar. 10, 2023	$0.3511	Apr. 3, 2023	$506
Quarter 2 dividend	June 8, 2023	0.3636	July 4, 2023	526
Quarter 3 dividend	Sept. 8, 2023	0.3636	Oct. 3, 2023	529
		$1.0783		$1,561

On November 7, 2024, the Board of Directors declared a quarterly dividend of $0.4023 per share on issued and outstanding TELUS Corporation Common Shares payable on January 2, 2025, to holders of record at the close of business on December 11, 2024. The final amount of the dividend payment depends upon the number of TELUS Corporation Common Shares issued and outstanding at the close of business on December 11, 2024.

(b)	Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of TELUS Corporation Common Shares may acquire additional TELUS Corporation Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this plan, we have the option of offering TELUS Corporation Common Shares from Treasury or having the trustee acquire TELUS Corporation Common Shares in the stock market. We may, at our discretion, offer TELUS Corporation Common Shares at a discount of up to 5% from the market price under the plan. Effective with our dividends paid October 1, 2019, we offered TELUS Corporation Common Shares from Treasury at a discount of 2%. In respect of TELUS Corporation Common Shares held by eligible shareholders who have elected to participate in the plan, dividends declared during the three-month and nine-month periods ended September 30, 2024, of $177 million (2023 –$177 million) and $466 million (2023 – $525 million), respectively, were to be reinvested in TELUS Corporation Common Shares.

28 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

14	share-based compensation

(a)	Details of share-based compensation expense

Included in Employee benefits expense in the Consolidated statements of income and other comprehensive income, and in Cash provided by operating activities in the Consolidated statements of cash flows, are the share-based compensation amounts set out in the accompanying table.

Periods ended September 30 (millions)		2024			2023
	Note	Employee benefits expense [1]	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
THREE-MONTH
Restricted share units	(b)	$51	$(7)	$44	$31	$(4)	$27
Employee share purchase plan	(c)	9	(9)	—	10	(10)	—
		$60	$(16)	$44	$41	$(14)	$27
TELUS technology solutions		$40	$(15)	$25	$36	$(11)	$25
TELUS digital experience [2]		20	(1)	19	5	(3)	2
		$60	$(16)	$44	$41	$(14)	$27
NINE-MONTH
Restricted share units	(b)	$123	$(13)	$110	$105	$(6)	$99
Employee share purchase plan	(c)	25	(25)	—	33	(33)	—
Share option awards	(d)	—	—	—	1	—	1
		$148	$(38)	$110	$139	$(39)	$100
TELUS technology solutions		$113	$(33)	$80	$112	$(35)	$77
TELUS digital experience [2]		35	(5)	30	27	(4)	23
		$148	$(38)	$110	$139	$(39)	$100

1	Within employee benefits expense (see Note 8) for the three-month and nine-month periods ended September 30, 2024, restricted share units expense of $51 (2023 – $30) and $119 (2023 – $104), respectively, is presented as share-based compensation expense and the balance is included in restructuring costs (see Note 16) of the TELUS technology solutions segment.
2	During the three-month period ended June 30, 2024, the written put options in respect of non-controlling interests associated with the WillowTree acquisition were renegotiated, which resulted in: a change in provisions for business combinations (see Notes 7, 25); the institution of a maximum payout for the non-controlling interests associated with the WillowTree acquisition; and the awarding of share-based compensation. The expense associated with these awards was $10 and $10 for the three-month and nine-month periods ended September 30, 2024.

(b)	Restricted share units

TELUS Corporation restricted share units

We also award restricted share units that largely have the same features as our general restricted share units, but have a variable payout (0% – 200%) that depends upon the achievement of our total customer connections performance condition (with a weighting of 25%) and the total shareholder return on TELUS Corporation Common Shares relative to an international peer group of telecommunications companies (with a weighting of 75%). The grant-date fair value of the notional subset of our restricted share units affected by the total customer connections performance condition equals the fair market value of the corresponding TELUS Corporation Common Shares at the grant date, and thus the notional subset has been included in the presentation of our restricted share units with only service conditions. Reflecting a variable payout, we estimate the fair value of the notional subset of our restricted share units affected by the relative total shareholder return performance condition using a Monte Carlo simulation. Grants of restricted share units in 2024 and 2023 are accounted for as equity-settled, as that was the expected manner of their settlement when granted.

The following table presents a summary of outstanding TELUS Corporation non-vested restricted share units.

As at	September 30, 2024	December 31, 2023
Restricted share units without market performance conditions
Restricted share units with service conditions only	9,278,615	5,769,038
Notional subset affected by non-market performance conditions	741,541	429,281
	10,020,156	6,198,319
Restricted share units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	2,040,663	1,191,563
Number of non-vested restricted share units	12,060,819	7,389,882

September 30, 2024 | 29

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to TELUS Corporation restricted share units without market performance conditions.

	Number of restricted share units [1]		Weighted average grant-date
	Non-vested	Vested	fair value
THREE-MONTH PERIOD
Outstanding, July 1, 2024
Non-vested	10,083,940	—	$26.70
Vested	—	33,316	$28.83
Granted
Initial award	148,210	—	$22.10
In lieu of dividends	186,361	615	$21.05
Vested	(251,472)	251,472	$27.09
Settled – in cash	—	(251,776)	$27.08
Forfeited	(146,883)	—	$26.62
Outstanding, September 30, 2024
Non-vested	10,020,156	—	$26.53
Vested	—	33,627	$28.72

NINE-MONTH PERIOD
Outstanding, January 1, 2024
Non-vested	6,198,319	—	$28.68
Vested	—	32,521	$28.97
Granted
Initial award	4,232,124	—	$23.99
In lieu of dividends	460,442	1,707	$21.57
Vested	(369,458)	369,458	$26.33
Settled – in cash	—	(370,059)	$26.32
Forfeited	(501,271)	—	$26.49
Outstanding, September 30, 2024
Non-vested	10,020,156	—	$26.53
Vested	—	33,627	$28.72

1	Excluding the notional subset of restricted share units affected by the relative total shareholder return performance condition.

TELUS International (Cda) Inc. restricted share units

We also award restricted share units that largely have the same features as the TELUS Corporation restricted share units. A subset of the TELUS International (Cda) Inc. restricted share units have a variable payout (0% – 200%) that depends upon TELUS International (Cda) Inc. financial performance (with a weighting of 50%) and the total shareholder return of TELUS International (Cda) Inc. subordinate voting shares relative to an international peer group of customer experience and digital IT services companies (with a weighting of 50%). A second subset of the TELUS International (Cda) Inc. restricted share units have a variable payout (0% – 300%) that depends upon the financial performance of certain TELUS Digital Experience products and services. The grant-date fair value of the notional subset of our restricted share units affected by financial performance conditions equals the fair market value of the corresponding subordinate voting shares at the grant date. Reflecting a variable payout, we estimate the fair value of the notional subset of our restricted share units affected by the relative total shareholder return performance condition using a Monte Carlo simulation. Grants of restricted share units in 2024 and 2023 are accounted for as equity-settled, as that was the expected manner of their settlement when granted.

The following table presents a summary of the activity related to TELUS International (Cda) Inc. restricted share units.

	Number of restricted share units		Weighted average grant-date
	Non-vested	Vested	fair value
THREE-MONTH PERIOD
Outstanding, July 1, 2024	13,955,245	—	US$	8.05
Granted – initial award	7,241,699	489,118	US$	2.97
Vested	(9,601)	9,601	US$	11.35
Settled in equity	—	(498,719)	US$	3.18
Forfeited	(343,464)	—	US$	6.52
Outstanding, September 30, 2024	20,843,879	—	US$	6.36

NINE-MONTH PERIOD
Outstanding, January 1, 2024	2,615,746	—	US$	21.36
Granted – initial award	19,836,119	528,234	US$	5.30
Vested	(797,904)	797,904	US$	20.48
Settled in equity	—	(1,326,138)	US$	13.69
Forfeited	(810,082)	—	US$	16.19
Outstanding, September 30, 2024	20,843,879	—	US$	6.36

(c)	TELUS Corporation employee share purchase plan

We have an employee share purchase plan under which eligible employees can purchase TELUS Corporation Common Shares through regular payroll deductions. In respect of TELUS Corporation Common Shares held within the employee share purchase plan, dividends declared thereon during the three-month and nine-month periods ended September 30, 2024, of $13 million (2023 –$13 million) and $40 million (2023 – $39 million), respectively, were to be reinvested in TELUS Corporation Common Shares acquired by the trustee from Treasury, with a discount applicable, as set out in Note 13(b).

30 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

(d)	Share option awards

TELUS Corporation share options

Employees may be granted share option awards to purchase TELUS Corporation Common Shares at an exercise price equal to the fair market value at the time of grant. Share option awards granted under the plan may be exercised over specific periods not to exceed seven years from the date of grant.

These share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

The following table presents a summary of the activity related to the TELUS Corporation share option plan.

Periods ended September 30, 2024	Three months		Nine months
	Number of share options	Weighted average share option price [1]	Number of share options	Weighted average share option price [1]
Outstanding, beginning of period	1,621,301	$22.41	1,778,901	$22.35
Exercised [2]	(19,800)	$21.22	(84,000)	$21.32
Forfeited	(47,200)	$22.33	(140,600)	$22.09
Outstanding, end of period	1,554,301	$22.43	1,554,301	$22.43
Exercisable, end of period			1,554,301	$22.43

1	The weighted average remaining contractual life is 2.5 years.

2	For the three-month and nine-month periods ended September 30, 2024, the weighted average price at the dates of exercise were $22.57 and $23.48, respectively.

TELUS International (Cda) Inc. share options

Employees may be granted equity share options (equity-settled) to purchase TELUS International (Cda) Inc. subordinate voting shares at a price equal to, or a multiple of, the fair market value at the time of grant and/or phantom share options (cash-settled) that provide them with exposure to appreciation in the TELUS International (Cda) Inc. subordinate voting share price. Share option awards granted under the plan may be exercised over specific periods not to exceed ten years from the time of grant. All equity share option awards and most phantom share option awards have a variable payout (0% – 100%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

The following table presents a summary of the activity related to the TELUS International (Cda) Inc. share option plan.

Periods ended September 30, 2024	Three months			Nine months
	Number of share options	Weighted average share option price [1]		Number of share options	Weighted average share option price [1]
Outstanding, beginning of period	2,452,934	US$	9.89	2,536,783	US$	10.39
Granted	2,909,788	US$	3.69	2,909,788	US$	3.69
Forfeited	—	US$	-	(83,849)	US$	25.00
Outstanding, end of period	5,362,722	US$	6.52	5,362,722	US$	6.52
Exercisable, end of period				2,363,846	US$	9.32

1	For 2,909,788 share options, the price is $3.69 per TELUS International (Cda) Inc. subordinated voting share and the weighted average remaining contractual life is 10 years; for 2,096,582 share options, the range of share option prices is US$4.87 – US$8.95 and the weighted average remaining contractual life is 2.2 years; for the balance of share options, the price is US$25.00 and the weighted average remaining contractual life is 6.4 years.

The weighted average fair value of the share option awards granted, and the weighted average assumptions used in the fair value at time of grant, calculated using the Black-Scholes model, are as follows:

Periods ended September 30, 2024	Three months		Nine months
Share option award fair value (per share option)	US$	1.50	US$	1.50
Risk-free interest rate		2.7%		2.7%
Expected lives [1] (years)		6.5		6.5
Expected volatility		35.4%		35.4%
Dividend yield		NIL %		NIL %

1	The maximum contractual term of the share option awards granted in 2024 was ten years.

September 30, 2024 | 31

notes to condensed interim consolidated financial statements	(unaudited)

15	employee future benefits

(a)	Defined benefit pension plans – summary

Amounts in the primary financial statements relating to defined benefit pension plans

Three-month periods ended September 30		2024			2023
(millions)	Note	Plan assets	Defined benefit obligations accrued [1]	Net	Plan assets	Defined benefit obligations accrued [1]	Net
Employee benefits expense	8
Benefits earned for current service		$—	$(19)		$—	$(18)
Benefits earned for past service		—	—		—	—
Employees’ contributions		4	—		4	—
Administrative fees		(1)	—		(1)	—
		3	(19)	$(16)	3	(18)	$(15)
Financing costs	9
Notional income on plan assets [2] and interest on defined benefit obligations accrued		105	(97)		111	(100)
Interest effect on asset ceiling limit		(11)	—		(12)	—
		94	(97)	(3)	99	(100)	(1)
DEFINED BENEFIT (COST) INCLUDED IN NET INCOME [3]				(19)			(16)
Other comprehensive income	11
Difference between actual results and estimated plan assumptions [4]		317	—		(447)	—
Changes in plan financial assumptions [5]		—	(388)		—	771
Changes in the effect of limiting net defined benefit plan assets to the asset ceiling		44	—		(244)	—
		361	(388)	(27)	(691)	771	80
DEFINED BENEFIT (COST) INCLUDED IN COMPREHENSIVE INCOME [3]				$(46)			$64

32 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

Nine-month periods ended September 30		2024			2023
(millions)	Note	Plan assets	Defined benefit obligations accrued [1]	Net	Plan assets	Defined benefit obligations accrued [1]	Net
Employee benefits expense	8
Benefits earned for current service		$—	$(59)		$—	$(56)
Benefits earned for past service		—	(1)		—	—
Employees’ contributions		13	—		13	—
Administrative fees		(3)	—		(3)	—
		10	(60)	$(50)	10	(56)	$(46)
Financing costs	9
Notional income on plan assets [2] and interest on defined benefit obligations accrued		315	(290)		330	(300)
Interest effect on asset ceiling limit		(32)	—		(35)	—
		283	(290)	(7)	295	(300)	(5)
DEFINED BENEFIT (COST) INCLUDED IN NET INCOME [3]				(57)			(51)
Other comprehensive income	11
Difference between actual results and estimated plan assumptions [4]		312	—		(213)	—
Changes in plan financial assumptions [5]		—	(61)		—	571
Changes in the effect of limiting net defined benefit plan assets to the asset ceiling		(209)	—		(279)	—
		103	(61)	42	(492)	571	79
DEFINED BENEFIT (COST) INCLUDED IN COMPREHENSIVE INCOME [3]				(15)			28
AMOUNTS INCLUDED IN OPERATING ACTIVITIES CASH FLOWS
Employer contributions		16	—	16	23	—	23
BENEFITS PAID BY PLANS		(351)	351	—	(351)	351	—
PLAN ACCOUNT BALANCES [6]
Change in period		61	(60)	1	(515)	566	51
Balance, beginning of period		8,352	(8,489)	(137)	7,990	(8,075)	(85)
Balance, end of period		$8,413	$(8,549)	$(136)	$7,475	$(7,509)	$(34)
FUNDED STATUS – PLAN SURPLUS (DEFICIT)
Pension plans that have plan assets in excess of defined benefit obligations accrued [7]	20	$7,556	$(7,240)	$316	$6,976	$(6,640)	$336
Pension plans that have defined benefit obligations accrued in excess of plan assets [8]
Funded		857	(1,086)	(229)	499	(680)	(181)
Unfunded		—	(223)	(223)	—	(189)	(189)
	27	857	(1,309)	(452)	499	(869)	(370)
		$8,413	$(8,549)	$(136)	$7,475	$(7,509)	$(34)

1	Defined benefit obligations accrued are the actuarial present values of benefits attributed to employee services rendered to a particular date.

2	The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued at the end of the immediately preceding fiscal year.

3	Excluding income taxes.

4	Financial assumptions in respect of plan assets (interest income on plan assets included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued) and demographic assumptions in respect of the actuarial present values of the defined benefit obligations accrued, as at the end of the immediately preceding fiscal year for both.

5	The discount rate used to measure the defined benefit obligations accrued at September 30, 2024, was 4.59% (December 31, 2023 – 4.65%).

6	Effect of asset ceiling limit at September 30, 2024, was $1,155 (December 31, 2023 – $914).

7	Presented in the Consolidated statements of financial position as Other long-term assets

8	Presented in the Consolidated statements of financial position as Other long-term liabilities.

September 30, 2024 | 33

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Defined contribution plans – expense

Our total defined contribution pension plan costs included as Employee benefits expense in the Consolidated statements of income and other comprehensive income are the amounts set out as follows:

Periods ended	Three months		Nine months
September 30 (millions)	2024	2023	2024	2023
Union pension plan and public service pension plan contributions	$4	$5	$10	$13
Other defined contribution pension plans	27	27	80	82
	$31	$32	$90	$95

16	restructuring and other costs

(a)	Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models or post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity; significant litigation costs in respect of losses or settlements; and adverse retrospective regulatory decisions.

Restructuring and other costs are presented in the Consolidated statements of income and other comprehensive income, as set out in the accompanying table.

Periods ended	Three months		Nine months
September 30 (millions)	2024	2023	2024	2023
Restructuring [1] (b)
Goods and services purchased	$25	$80	$163	$131
Employee benefits expense	60	221	259	364
	85	301	422	495
Other (c)
Goods and services purchased	1	2	3	8
Employee benefits expense	—	—	—	74
	1	2	3	82
Total
Goods and services purchased	26	82	166	139
Employee benefits expense	60	221	259	438
	$86	$303	$425	$577

1	For the three-month and nine-month periods ended September 30, 2024, excludes real estate rationalization-related restructuring impairments of property, plant and equipment of $3 (2023 – $13) and $102 (2023 – $65), respectively, which are included in depreciation.

(b)	Restructuring provisions

Employee-related provisions and other provisions, as presented in Note 25, include amounts in respect of restructuring activities. In 2024, restructuring activities included ongoing and incremental efficiency initiatives, some of which involved personnel-related costs and rationalization of real estate. These initiatives were intended to improve our long-term operating productivity and competitiveness.

(c)	Other

During the three-month and nine-month periods ended September 30, 2024, incremental external costs were incurred in connection with business acquisitions. In connection with business acquisitions, non-recurring atypical business integration expenditures that would be considered neither restructuring costs nor part of the fair value of the net assets acquired have been included in other costs.

34 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

17	property, plant and equipment

	Owned assets						Right-of-use lease assets (Note 19)
(millions)	Network assets	Buildings and leasehold improvements	Computer hardware and other	Land	Assets under construction	Total	Network assets	Real estate	Other	Total	Total
AT COST
Balance as at January 1, 2024	$37,154	$3,830	$1,842	$83	$689	$43,598	$1,308	$2,386	$116	$3,810	$47,408
Additions	694	20	33	—	609	1,356	360	206	25	591	1,947
Additions arising from business acquisitions	—	—	2	—	—	2	—	3	—	3	5
Assets under construction put into service	361	46	53	—	(460)	—	—	—	—	—	—
Transfers	148	7	45	—	—	200	(200)	—	—	(200)	—
Dispositions, retirements and other	(1,183)	(144)	(133)	(3)	—	(1,463)	1	(37)	(24)	(60)	(1,523)
Net foreign exchange differences	3	6	21	—	—	30	—	16	—	16	46
Balance as at September 30, 2024	$37,177	$3,765	$1,863	$80	$838	$43,723	$1,469	$2,574	$117	$4,160	$47,883

ACCUMULATED DEPRECIATION
Balance as at January 1, 2024	$25,254	$2,404	$1,226	$—	$—	$28,884	$172	$1,056	$48	$1,276	$30,160
Depreciation [1]	1,177	135	145	—	—	1,457	143	280	15	438	1,895
Transfers	58	1	28	—	—	87	(87)	—	—	(87)	—
Dispositions, retirements and other	(1,194)	(103)	(76)	—	—	(1,373)	—	(26)	(13)	(39)	(1,412)
Net foreign exchange differences	2	4	19	—	—	25	—	5	—	5	30
Balance as at September 30, 2024	$25,297	$2,441	$1,342	$—	$—	$29,080	$228	$1,315	$50	$1,593	$30,673

NET BOOK VALUE
Balance as at December 31, 2023	$11,900	$1,426	$616	$83	$689	$14,714	$1,136	$1,330	$68	$2,534	$17,248
Balance as at September 30, 2024	$11,880	$1,324	$521	$80	$838	$14,643	$1,241	$1,259	$67	$2,567	$17,210

1	For nine-month periods ended September 30, 2024, depreciation includes $100 in respect of impairment of real estate right-of-use lease assets.

As at September 30, 2024, our contractual commitments for the acquisition of property, plant and equipment totalled $309 million over a period ending December 31, 2027 (December 31, 2023 – $297 million over a period ending December 31, 2027).

September 30, 2024 | 35

18	intangible assets and goodwill

(a)	Intangible assets and goodwill, net

		Intangible assets subject to amortization					Intangible assets with indefinite lives
(millions)	Note	Customer contracts, related customer relationships and subscriber base	Software	Access to rights-of-way, crowdsource assets and other	Assets under construction	Total	Spectrum licences	Total intangible assets	Goodwill [1,2]	Total intangible assets and goodwill
AT COST
Balance as at January 1, 2024		$5,360	$7,915	$582	$530	$14,387	$12,250	$26,637	$10,422	$37,059
Additions		33	81	38	613	765	919	1,684	—	1,684
Additions arising from business acquisitions	(b)	143	13	3	—	159	—	159	203	362
Assets under construction put into service		—	603	—	(603)	—	—	—	—	—
Dispositions, retirements and other (including capitalized interest)	9	(14)	(230)	(6)	—	(250)	12	(238)	—	(238)
Net foreign exchange differences		55	2	6	—	63	—	63	62	125
Balance as at September 30, 2024		$5,577	$8,384	$623	$540	$15,124	$13,181	$28,305	$10,687	$38,992

ACCUMULATED AMORTIZATION
Balance as at January 1, 2024		$1,533	$5,136	$247	$—	$6,916	$—	$6,916	$364	$7,280
Amortization		354	708	68	—	1,130	—	1,130	—	1,130
Dispositions, retirements and other		(4)	(257)	(32)	—	(293)	—	(293)	—	(293)
Net foreign exchange differences		14	7	5	—	26	—	26	—	26
Balance as at September 30, 2024		$1,897	$5,594	$288	$—	$7,779	$—	$7,779	$364	$8,143

NET BOOK VALUE
Balance as at December 31, 2023		$3,827	$2,779	$335	$530	$7,471	$12,250	$19,721	$10,058	$29,779
Balance as at September 30, 2024		$3,680	$2,790	$335	$540	$7,345	$13,181	$20,526	$10,323	$30,849

1	Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

2	As at September 30, 2024, relevant events and circumstances were such that it was considered appropriate to test the carrying value of the TELUS digital experience cash-generating unit (formerly the Digitally-led customer experiences – TELUS International cash-generating unit) goodwill. As at September 30, 2024, the recoverable amount of the TELUS digital experience cash-generating unit was in excess of its carrying amount by approximately $800 million (approximately 16% of its carrying amount). Such recoverable amount was determined based on a fair value less costs of disposal method (such method categorized as a Level 3 fair value measure) and used a discount rate of 9.3%, a perpetual growth rate of 3.0% and cash flow projections through the end of 2029. We validated the results of the recoverable amount through a market-comparable approach and an analytical review of industry facts and facts that are specific to us.

The fair value less costs of disposal method uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections; associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; and the future weighted average cost of capital. Had growth projections declined in the projection period by more than trivial amounts, or if the discount rate increased by more than a trivial amount, the September 30, 2024, estimate of the recoverable amount of the TELUS digital experience cash-generating unit would be less than its carrying amount; we believe that any reasonably possible change in other key assumptions on which our calculation of the recoverable amount of the TELUS digital experience cash-generating unit is based would not cause its carrying value to exceed its recoverable amount. If the future were to adversely differ from management’s best estimates for the key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of the TELUS digital experience cash-generating unit’s goodwill.

36 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

As at September 30, 2024, our contractual commitments for the acquisition of intangible assets totalled $21 million over a period ending December 31, 2026 (December 31, 2023 – $25 million over a period ending December 31, 2026).

The Innovation, Science and Economic Development Canada 3800 MHz band spectrum auction occurred during the period from October 24, 2023, through November 24, 2023. We were the successful auction participant for 1,430 spectrum licences with a total purchase price of $620 million. In accordance with the auction terms, 20% ($124 million) was remitted to Innovation, Science and Economic Development Canada on its due date, January 17, 2024, while the remaining balance was paid on May 29, 2024. Until such time as Innovation, Science and Economic Development Canada determines that we qualify as a radio communications carrier and comply with the Canadian Ownership and Control rules, we may not commercially use the licences.

During the three-month period ended June 30, 2024, we obtained the use of AWS-4 spectrum from the original licensee and we have accounted for it as an intangible asset with an indefinite life; such subordination of licences has been approved by Innovation, Science and Economic Development Canada. The terms of payment for the use of the spectrum are such that an initial amount of $298 million has been accounted for as a long-term liability, as set out in Note 26(f).

(b)	Business acquisitions

Individually immaterial transactions

During the nine-month period ended September 30, 2024, we acquired 100% ownership of businesses that were complementary to our existing lines of business. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacity of the businesses). A portion of the amounts assigned to goodwill may be deductible for income tax purposes.

Acquisition-date fair values

Acquisition-date fair values assigned to the assets acquired and liabilities assumed are set out in the following table:

(millions)	Individually immaterial transactions [1]
Assets
Current assets
Cash	$8
Accounts receivable [2]	15
Other	10
33
Non-current assets
Property plant and equipment
Owned assets	2
Right-of-use lease assets	3
Intangible assets subject to amortization [3]	159
164
Total identifiable assets acquired	197
Liabilities
Current liabilities
Accounts payable and accrued liabilities	16
Income and other taxes payable	16
Advance billings and customer deposits	17
Provisions	7
Current maturities of long-term debt	1
57
Non-current liabilities
Provisions	1
Long-term debt	3
Deferred income taxes	29
33
Total liabilities assumed	90
Net identifiable assets acquired	107
Goodwill	203
Net assets acquired	$310

Acquisition effected by way of:
Cash consideration	$266
Accounts payable and accrued liabilities	5
Provisions	32
Issue of TELUS Corporation Common Shares [4]	7
$310

1	The purchase price allocation, primarily in respect of customer contracts, related customer relationships and deferred income taxes, had not been finalized as of the date of issuance of these consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the books and records of the acquired businesses. Upon having sufficient time to review the books and records of the acquired businesses, we expect to finalize our purchase price allocations.

2	The fair value of accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimate at the acquisition date of the contractual cash flows expected to be collected.

3	Customer contracts and customer relationships (including those related to customer contracts) are generally expected to be amortized over a period of 10-15 years, and other intangible assets are expected to be amortized over a period of 5-15 years.
4	The fair value of TELUS Corporation Common Shares was measured based upon market prices observed at the date of acquisition of control.

September 30, 2024 | 37

notes to condensed interim consolidated financial statements	(unaudited)

19	leases

Maturity analyses of lease liabilities are set out in Note 4(b) and Note 26(h); the period interest expense in respect thereof is set out in Note 9. The additions to, the depreciation charges for, and the carrying amounts of, right-of-use lease assets are set out in Note 17. We have not currently elected to exclude low-value and short-term leases from lease accounting.

	Three months		Nine months
Periods ended September 30 (millions)	2024	2023	2024	2023
Income from subleasing right-of-use lease assets
Co-location sublet revenue included in Operating revenues – service	$4	$4	$13	$13
Other sublet revenue included in Other income (Note 7)	$3	$1	$6	$4
Lease payments [1]	$213	$170	$626	$489

1	In the Consolidated statements of cash flows the principal component of lease payments is included in Cash provided (used) by financing activities (see Note 31(b)) and the interest component of lease payments is included in Interest paid.

20	other long-term assets

As at (millions)	Note	September 30, 2024	December 31, 2023
Pension assets	15	$316	$316
Unbilled customer finance receivables	4(a)	560	637
Derivative assets	4(d)	4	179
Deferred income taxes		53	38
Costs incurred to obtain or fulfill contracts with customers		274	218
Real estate joint venture advances	21(a)	94	94
Investments in real estate joint ventures	21(a)	182	50
Investments in associates	21(b)	211	232
Portfolio investments [1]
At fair value through net income		63	42
At fair value through other comprehensive income		567	502
Prepaid maintenance		41	46
Refundable security deposits and other		161	139
		$2,526	$2,493

1	Fair value measured at reporting date using significant other observable inputs (Level 2).

The costs incurred to obtain and fulfill contracts with customers are set out in the following table:

	Costs incurred to
(millions)	Obtain contracts with customers	Fulfill contracts with customers	Total
Balance as at July 1, 2024	$521	$51	$572
Additions	118	9	127
Amortization	(89)	(2)	(91)
Balance as at September 30, 2024	$550	$58	$608
Balance as at January 1, 2024	$476	$39	$515
Additions	329	26	355
Amortization	(255)	(7)	(262)
Balance as at September 30, 2024	$550	$58	$608
Current [1]	$318	$16	$334
Non-current	232	42	274
	$550	$58	$608

1	Presented in the Consolidated statements of financial position as Prepaid expenses.

38 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

21	real estate joint ventures and investments in associates

(a)	Real estate joint ventures

In 2013, we partnered, as equals, with two arm’s-length parties in TELUS Sky, a residential and commercial real estate redevelopment project in Calgary, Alberta. The new-build tower, completed in 2020, was built to the Leadership in Energy and Environmental Design (LEED) Platinum standard for the commercial portion and the Gold standard for the residential portion. During the year ended December 31, 2023, the TELUS Sky real estate joint venture entered into an agreement to sell the income-producing properties and the related net assets to the venture partners; the two arm’s-length parties will purchase the residential parcel and we will purchase the commercial parcel. Timing for the closing of these sales and purchases is dependent upon timing for the subdivision of the parcels, as well as other customary closing conditions.

In 2024 and 2023, we partnered, as equals, with an arm’s-length party in real estate redevelopment projects in British Columbia.

Summarized financial information

	Three months		Nine months
Periods ended September 30 (millions)[1]	2024	2023	2024	2023
Revenue	$6	$7	$19	$20
Depreciation and amortization [1]	$—	$2	$—	$6
Interest expense	$—	$2	$5	$7
Net income (loss) and comprehensive income (loss) [2]	$(4)	$(5)	$(11)	$(16)

1	Substantially all information summarized in this table is in respect of operations held for sale. Depreciation and amortization of the TELUS Sky investment property ceased upon its classification as held for sale.

2	As the real estate joint ventures are partnerships, no provision is made for income taxes in respect of the partners in determining the real estate joint ventures’ net income and comprehensive income.

As at (millions)	September 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and temporary investments, net	$5	$5
Other	28	29
	33	34
Non-current assets
Investment property [1]	324	326
Investment property under development	326	81
Promissory notes and other [2]	318	90
	968	497
	$1,001	$531
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$5	$8
Construction credit facilities [1]	282	282
	287	290
Non-current liabilities
Long-term debt – mortgage	12	—
	299	290
Owners’ equity
TELUS [2]	338	108
Other partners [3]	364	133
	702	241
	$1,001	$531

1	Classified as held for sale as at September 30, 2024, and December 31, 2023.

2	Other partners’ equity is gross of $308 (December 31, 2023 – $80) promissory notes issued to the joint ventures by the arm’s-length party in the real estate redevelopment projects in British Columbia; in the event of dissolution or other wind-up of the partnerships, the other partner’s equity will first be reduced by the promissory notes’ amounts outstanding when determining the equity of the joint ventures. The primary intended method of repayment of the promissory notes is through contribution of in-kind development costs, but may optionally include cash payments.

3	The equity amounts recorded by the real estate joint ventures differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded in excess of that recorded by the real estate joint venture.

September 30, 2024 | 39

notes to condensed interim consolidated financial statements	(unaudited)

Our real estate joint ventures activity

Our real estate joint ventures investment activity is set out in the following tables.

(millions)	Loans and receivables [1]	Equity [2]
Balance as at July 1, 2023	$114	$(8)
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	—	(2)
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us (Note 7)	1	—
Reduction in construction credit facility and increase in capital contributed	(20)	20
Our real estate contributed	—	20
Deferred gains on our remaining interests in our real estate contributed	—	(9)
Cash flows in the current reporting period
Construction credit facilities
Financing costs paid to us	(1)	—
Funds we advanced or contributed, excluding construction credit facilities	—	2
Balance as at September 30, 2023	$94	$23

Balance as at July 1, 2024	$94	$117
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	—	(1)
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us (Note 7)	2	—
Our real estate contributed	—	111
Deferred gains on our remaining interests in our real estate contributed	—	(49)
Cash flows in the current reporting period
Construction credit facilities
Financing costs paid to us	(2)	—
Funds we advanced or contributed, excluding construction credit facilities	—	4
Balance as at September 30, 2024	$94	$182

(millions)	Loans and receivables [1]	Equity [2]
Balance as at January 1, 2023	$114	$(8)
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	—	(4)
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us (Note 7)	5	—
Reduction in construction credit facility and increase in capital contributed	(20)	20
Our real estate contributed	—	20
Deferred gains on our remaining interests in our real estate contributed	—	(9)
Cash flows in the current reporting period
Construction credit facilities
Financing costs paid to us	(5)	—
Funds we advanced or contributed, excluding construction credit facilities	—	4
Balance as at September 30, 2023	$94	$23

Balance as at January 1, 2024	$94	$50
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	—	(3)
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us (Note 7)	5	—
Our real estate contributed	—	225
Deferred gains on our remaining interests in our real estate contributed	—	(100)
Cash flows in the current reporting period
Construction credit facilities
Financing costs paid to us	(5)	—
Funds we advanced or contributed, excluding construction credit facilities	—	10
Balance as at September 30, 2024	$94	$182

1	Loans and receivables are included in our Consolidated statements of financial position as Other long-term assets (see Note 20) and are comprised of advances under construction credit facilities.

2	We account for our interests in the real estate joint ventures using the equity method of accounting and such interests are included in our Consolidated statements of financial position as Other long-term assets (see Note 20).

3	As the real estate joint ventures are partnerships, no provision is made for income taxes in respect of the partners in determining the real estate joint ventures’ net income and comprehensive income.

40 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

We have entered into lease agreements with the TELUS Sky real estate joint venture. During the three-month and nine-month periods ended September 30, 2024, the TELUS Sky real estate joint venture recognized $2 million (2023 – $3 million) and $6 million (2023 – $7 million), respectively, of revenue from our office tenancy; of this amount, as at the statement of financial position date, one-third was due to our economic interest and two-thirds was due to our partners’ economic interests.

Construction credit facilities

The TELUS Sky real estate joint venture had a credit agreement, maturing December 2, 2024 (December 31, 2023 – July 12, 2025), with Canadian financial institutions and others (as 66-2/3% lenders) and TELUS Corporation (as 33-1/3% lender), that provides $282 million (December 31, 2023 – $282 million) of construction financing for the project. The construction credit facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The construction credit facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

(b)	Investments in associates

As set out in Note 20, our investments in associates are included in our Consolidated statements of financial position as Other long-term assets. As at September 30, 2024, and December 31, 2023, we had an equity interest in Miovision Technologies Incorporated, an associate that is incorporated in Canada and is complementary to, and is viewed to grow, our existing Internet of Things business; our judgment is that we obtained significant influence over the associate concurrent with acquiring our initial equity interest. Miovision Technologies Incorporated is developing a suite of hardware and cloud-based solutions that provide cities with the data and tools they need to reduce traffic congestion, make better urban planning decisions and improve safety on their roads. Our aggregate interests in other individually immaterial associates as at September 30, 2024, totalled $36 million (December 31, 2023 – $48 million).

Miovision Technologies Incorporated
As at, or for the periods ended, ($ in millions)	September 30, 2024	September 30, 2023	December 31, 2023
Statement of financial position [1]
Current assets	$84		$109
Non-current assets	$413		$395
Current liabilities	$32		$40
Non-current liabilities	$62		$43
Net assets	$403		$421
Statement of income and other comprehensive income [1]
THREE-MONTH
Revenue and other income	$42	$35
Net income (loss) and comprehensive income (loss)	$(6)	$(6)
NINE-MONTH
Revenue and other income	$115	$88
Net income (loss) and comprehensive income (loss)	$(24)	$(22)
Reconciliation of statement of financial position summary financial information to carrying amounts
Net assets (above)	$403		$421
Our interest	43.4%		43.5%
Our interest in net assets (our carrying amount)	$175		$184

1	As required by IFRS-IASB, this summarized information is not just our share of these amounts.

22	short-term borrowings

On May 22, 2024, we entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which we are currently able to borrow, up to a maximum of $1.6 billion, secured by $2.0 billion of certain trade receivables and unbilled customer finance receivables; the term of this revolving period securitization agreement ends May 22, 2027, and requires minimum cash advances of $920 million. Funding under the agreement may be provided in either Canadian dollars or U.S. dollars. Foreign currency forward contracts are used to manage currency risk associated from funding denominated in U.S. dollars.

September 30, 2024 | 41

notes to condensed interim consolidated financial statements	(unaudited)

The new agreement replaced a previous agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which we were able to sell an interest in certain trade receivables up to a maximum of $0.6 billion and which was otherwise due to end December 31, 2024. The previous securitization agreement required minimum cash proceeds of $100 million from monthly sales of interests in certain trade receivables. In the previous agreement, sales of trade receivables in securitization transactions were recognized as collateralized short-term borrowings and thus did not result in our de-recognition of the trade receivables sold. When we sold our trade receivables, we retained reserve accounts, which were retained interests in the securitized trade receivables, and servicing rights. As at December 31, 2023, we had sold to the current trust (but continued to recognize) trade receivables of $121 million.

Short-term borrowings of $0.9 billion (December 31, 2023 – $0.1 billion for the previous trust) are comprised of amounts advanced to us by the arm’s-length securitization trust; all amounts advanced as at September 30, 2024, were denominated in U.S. dollars.

The balance of short-term borrowings (if any) is comprised of amounts drawn on bilateral bank facilities and/or other.

23	accounts payable and accrued liabilities

As at (millions)	September 30, 2024	December 31, 2023
Trade accounts payable [1]	$1,016	$996
Accrued liabilities	1,338	1,342
Payroll and other employee-related liabilities	691	674
Interest payable	239	235
Indirect taxes payable and other	135	144
	$3,419	$3,391

1	The composition of trade accounts payable varies due to factors that include suppliers’ invoice timing, our data processing cycle timing and the seasonal nature of some of business activities, as well as whether the statement of financial position date is a business day. Trade accounts payable represent future payments for invoices received in respect of both operating and capital activities, and may include amounts for assessed and self-assessed government remittances.

Initiated in 2023, we have a supply chain financing program that allows suppliers of qualifying trade accounts payable to choose to be paid in advance of industry-standard payment terms by an arm’s-length third party; in turn, we reimburse the arm’s-length third party for those payments when the trade accounts payable would otherwise have been due.

24	advance billings and customer deposits

As at (millions)	September 30, 2024	December 31, 2023
Advance billings	$734	$718
Deferred customer activation and connection fees	3	3
Customer deposits	15	15
Contract liabilities	752	736
Other	198	235
	$950	$971

Contract liabilities represent our future performance obligations to customers in respect of services and/or equipment for which we have received consideration from the customer or for which an amount is due from the customer. Our contract liability balances, and the changes in those balances, are set out in the following table:

42 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

	Three months		Nine months
Periods ended September 30 (millions)	2024	2023	2024	2023
Balance, beginning of period	$1,049	$974	$974	$914
Revenue deferred in previous period and recognized in current period	(667)	(669)	(632)	(625)
Net additions arising from operations	627	671	651	680
Additions arising from business acquisitions	1	—	17	7
Balance, end of period	$1,010	$976	$1,010	$976
Current			$901	$873
Non-current (Note 27)
Deferred revenues			105	97
Deferred customer activation and connection fees			4	6
			$1,010	$976

Reconciliation of contract liabilities presented in the Consolidated statements of financial position – current
Gross contract liabilities			$901	$873
Reclassification to contract assets of contracts with contract liabilities less than contract assets (Note 6(c))			(131)	(131)
Reclassification from contract assets of contracts with contract assets less than contract liabilities (Note 6(c))			(18)	(16)
			$752	$726

September 30, 2024 | 43

notes to condensed interim consolidated financial statements	(unaudited)

25	provisions

(millions)	Note	Asset retirement obligations [1]	Employee- related [2]	Written put options and contingent consideration [3]	Other [2]	Total
Balance as at July 1, 2024		$380	$118	$210	$269	$977
Additions		—	67	8	27	102
Reversals		—	(7)	(10)	—	(17)
Uses		(2)	(49)	—	(43)	(94)
Interest effects [4]	9	3	—	4	—	7
Effects of foreign exchange, net [4]		—	—	(4)	—	(4)
Balance as at September 30, 2024		$381	$129	$208	$253	$971

Balance as at January 1, 2024		$378	$219	$276	$188	$1,061
Additions		—	261	8	203	472
Reversals		—	(7)	(92)	(10)	(109)
Uses		(8)	(344)	—	(128)	(480)
Interest effects [4]	9	11	—	11	—	22
Effects of foreign exchange, net [4]		—	—	5	—	5
Balance as at September 30, 2024		$381	$129	$208	$253	$971
Current		$17	$124	$5	$89	$235
Non-current		364	5	203	164	736
Balance as at September 30, 2024		$381	$129	$208	$253	$971

1	Additions and reversals for Asset retirement obligations are included in the Consolidated statements of financial position as Property, plant and equipment, net. Uses, to the extent that such items includes a flow of cash, are included net in Cash used by investing activities in the Consolidated statements of cash flows (see Note 31(a)).
2	Generally, additions and reversals for Employee-related and Other are included in the Consolidated statements of income and other comprehensive income as Employee benefits expense and Goods and services purchased, respectively. Uses, to the extent that such items include a flow of cash, are generally included net in Cash provided by operating activities in the Consolidated statements of cash flows.
3	Additions and reversals for Written put options and contingent consideration are included in the Consolidated statements of financial position as Goodwill, net, and in the Consolidated statements of income and other comprehensive income as Other income, respectively. Uses, to the extent that such items include a flow of cash, are included in Cash used by investing activities in the Consolidated statements of cash flows.
4	Interest effects and Effects of foreign exchange, net, are included in the Consolidated statements of income and other comprehensive income as Financing costs.

Asset retirement obligations

We establish provisions for liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the associated cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these assets are retired.

Employee-related

Our employee-related provisions are largely in respect of restructuring activities (as discussed further in Note 16(b)). The timing of the associated cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Written put options and contingent consideration

In connection with certain business acquisitions, we have established provisions for written put options in respect of non-controlling interests. Provisions for some written put options are determined based on the net present value of estimated future earnings, and such provisions require us to make key economic assumptions about the future. Similarly, we have established provisions for contingent consideration. No cash outflows in respect of the written put options are expected prior to their initial exercisability, and no cash outflows in respect of contingent consideration are expected prior to completion of the periods during which the contingent consideration can be earned; in some instances, settlement of the provision for written put options may include the use of equity instruments.

Other

The provisions for other include: legal claims; rationalization of real estate and other non-employee-related restructuring activities; and contract termination costs and onerous contracts related to business acquisitions. Other than as set out following, we expect that the associated cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

44 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

As discussed further in Note 29, we are involved in a number of legal claims and we are aware of certain other possible legal claims. In respect of legal claims, we establish provisions, when warranted, after taking into account legal assessments, information presently available, and the expected availability of recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have established provisions for contract termination costs and onerous contracts acquired.

26	long-term debt

(a)	Details of long-term debt

As at (millions)	Note	September 30, 2024	December 31, 2023
Senior unsecured
TELUS Corporation senior notes	(b)	$21,783	$20,301
TELUS Corporation commercial paper	(c)	1,063	1,021
TELUS Corporation credit facilities	(d)	—	1,144
TELUS Communications Inc. debentures		200	200
Secured
TELUS International (Cda) Inc. credit facility	(e)	1,654	1,781
Other	(f)	597	288
		25,297	24,735
Lease liabilities	(g)	2,703	2,614
Long-term debt		$28,000	$27,349
Current		$2,613	$3,994
Non-current		25,387	23,355
Long-term debt		$28,000	$27,349

(b)	TELUS Corporation senior notes

The notes are senior unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The indentures governing the notes contain covenants that, among other things, place limitations on our ability, and the ability of certain of our subsidiaries, to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

Interest is payable semi-annually. The notes require us to make an offer to repurchase them at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

At any time prior to the respective maturity dates set out in the table below, the notes issued prior to September 2023 are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 days’ and not more than 60 days’ prior notice; for notes issued subsequent to August 2023, the notice period is not fewer than 10 days’ and not more than 60 days’ prior notice. On or after the respective redemption present value spread cessation dates set out in the table below, the notes issued prior to September 2023 are redeemable at our option, in whole but not in part, on not fewer than 30 days’ and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amounts thereof; for notes issued subsequent to August 2023, the notice period is not fewer than 10 days’ and not more than 60 days’ prior notice. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

September 30, 2024 | 45

notes to condensed interim consolidated financial statements	(unaudited)

						Principal face amount		Redemption present value spread
Series	Issued	Maturity	Issue price	Effective interest rate [1]		Originally issued	Outstanding at financial statement date	Basis points [2]	Cessation date
3.35% Notes, Series CK	April 2013	April 2024	$994.35	3.41%		$1.1 billion	$NIL	36	Jan. 2, 2024
3.75% Notes, Series CQ	September 2014	January 2025	$997.75	3.78%		$800 million	$800 million	38.5	Oct. 17, 2024
3.75% Notes, Series CV	December 2015	March 2026	$992.14	3.84%		$600 million	$600 million	53.5	Dec. 10, 2025
2.75% Notes, Series CZ	July 2019	July 2026	$998.73	2.77%		$800 million	$800 million	33	May 8, 2026
2.80% U.S. Dollar Notes [3]	September 2016	February 2027	US$991.89	2.89%		US$600 million	US$600 million	20	Nov. 16, 2026
3.70% U.S. Dollar Notes [3]	March 2017	September 2027	US$998.95	3.71%		US$500 million	US$500 million	20	June 15, 2027
2.35% Notes, Series CAC	May 2020	January 2028	$997.25	2.39%		$600 million	$600 million	48	Nov. 27, 2027
3.625% Notes, Series CX	March 2018	March 2028	$989.49	3.75%		$600 million	$600 million	37	Dec. 1, 2027
4.80% Notes, Series CAO	February 2024	December 2028	$998.95	4.83%		$700 million	$700 million	28	Nov. 15, 2028
3.30% Notes, Series CY	April 2019	May 2029	$991.75	3.40%		$1.0 billion	$1.0 billion	43.5	Feb. 2, 2029
5.00% Notes, Series CAI	September 2022	September 2029	$995.69	5.07%		$350 million	$350 million	46.5	July 13, 2029
3.15% Notes, Series CAA	December 2019	February 2030	$996.49	3.19%		$600 million	$600 million	39.5	Nov. 19, 2029
5.60% Notes, Series CAM	September 2023	September 2030	$998.85	5.62%		$500 million	$500 million	46	July 9, 2030
2.05% Notes, Series CAD	October 2020	October 2030	$997.93	2.07%		$500 million	$500 million	38	July 7, 2030
4.95% Notes, Series CAP	February 2024	February 2031	$997.07	5.00%		$600 million	$600 million	34.5	Dec. 18, 2030
4.65% Notes, Series CAQ	August 2024	August 2031	$999.11	4.66%		$700 million	$700 million	38.5	June 13, 2031
2.85% Sustainability-Linked Notes, Series CAF	June 2021	November 2031	$997.52	2.88%[4]		$750 million	$750 million	34	Aug. 13, 2031
3.40% U.S. Dollar Sustainability-Linked Notes [3]	February 2022	May 2032	US$997.13	3.43%[4]		US$900 million	US$900 million	25	Feb. 13, 2032
5.25% Sustainability-Linked Notes, Series CAG	September 2022	November 2032	$996.73	5.29%[4]		$1.1 billion	$1.1 billion	51.5	Aug. 15, 2032
4.95% Sustainability-Linked Notes, Series CAJ	March 2023	March 2033	$998.28	4.97%[4]		$500 million	$500 million	54.5	Dec. 28, 2032
5.75% Sustainability-Linked Notes, Series CAK	September 2023	September 2033	$997.82	5.78%[4]		$850 million	$850 million	52	June 8, 2033
5.10% Sustainability-Linked Notes, Series CAN	February 2024	February 2034	$996.44	5.15%[4]		$500 million	$500 million	38.5	Nov. 15, 2033
4.40% Notes, Series CL	April 2013	April 2043	$997.68	4.41%		$600 million	$600 million	47	Oct. 1, 2042
5.15% Notes, Series CN	November 2013	November 2043	$995.00	5.18%		$400 million	$400 million	50	May 26, 2043
4.85% Notes, Series CP	Multiple [5]	April 2044	$987.91 [5]	4.93	% [5]	$500 million [5]	$900 million [5]	46	Oct. 5, 2043
4.75% Notes, Series CR	September 2014	January 2045	$992.91	4.80%		$400 million	$400 million	51.5	July 17, 2044
4.40% Notes, Series CU	March 2015	January 2046	$999.72	4.40%		$500 million	$500 million	60.5	July 29, 2045
4.70% Notes, Series CW	Multiple [6]	March 2048	$998.06 [6]	4.71	% [6]	$325 million [6]	$475 million [6]	58.5	Sept. 6, 2047
4.60% U.S. Dollar Notes [3]	June 2018	November 2048	US$987.60	4.68%		US$750 million	US$750 million	25	May 16, 2048
4.30% U.S. Dollar Notes [3]	May 2019	June 2049	US$990.48	4.36%		US$500 million	US$500 million	25	Dec. 15, 2048
3.95% Notes, Series CAB	Multiple [7]	February 2050	$997.54 [7]	3.97	% [7]	$400 million [7]	$800 million [7]	57.5	Aug. 16, 2049
4.10% Notes, Series CAE	April 2021	April 2051	$994.70	4.13%		$500 million	$500 million	53	Oct. 5, 2050
5.65% Notes, Series CAH	September 2022	September 2052	$996.13	5.68%		$550 million	$550 million	61.5	Mar. 13, 2052
5.95% Notes, Series CAL	September 2023	September 2053	$992.67	6.00%		$400 million	$400 million	61.5	Mar. 8, 2053

1	The effective interest rate is that which the notes would yield to an initial debt holder if held to maturity and, in respect of sustainability-linked notes, no trigger events or MFN step-ups occur.

2	For Canadian dollar-denominated notes, the redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof.

For U.S. dollar-denominated notes, the redemption price is equal to the greater of (i) the present value of the notes discounted at the U.S. Adjusted Treasury Rate (at the U.S. Treasury Rate for the 3.40% U.S. Dollar Sustainability-Linked Notes) plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof.

3	We have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert the principal payments and interest obligations to Canadian dollar obligations as follows:

Series	Interest rate fixed at	Canadian dollar equivalent principal	Exchange rate
2.80% U.S. Dollar Notes	2.95%	$792 million	$1.3205
3.70% U.S. Dollar Notes	3.41%	$667 million	$1.3348
3.40% U.S. Dollar Sustainability-Linked Notes	3.89%	$1,148 million	$1.2753
4.60% U.S. Dollar Notes	4.41%	$974 million	$1.2985
4.30% U.S. Dollar Notes	4.27%	$672 million	$1.3435

46 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

4	If we have not obtained a sustainability performance target verification assurance certificate for the fiscal year ended December 31, 2030, the sustainability-linked notes will bear interest at an increased rate from the trigger date through to their individual maturities. The interest rate on certain of the sustainability-linked notes may also increase (MFN step-up) in certain circumstances if we fail to meet additional sustainability and/or environmental, social or governance targets as may be provided for in a sustainability-linked bond; the interest rate on the sustainability-linked notes, however, in no event can exceed the initial rate by more than the aggregate MFN step-up and trigger event limit, whether as a result of not obtaining a sustainability performance target verification assurance certificate and/or any targets provided for in one or more future sustainability-linked bonds. Similarly, if we redeem any of the sustainability-linked notes and we have not obtained a sustainability performance target verification assurance certificate at the end of the fiscal year immediately preceding the date fixed for redemption, the interest accrued (if any) will be determined using the rates set out in the following table:

	Sustainability performance target verification assurance certificate				Redemption
Series	Fiscal year	Trigger date	Post-trigger event interest rate	Aggregate MFN step-up and trigger event limit	interest accrual rate if certificate not obtained
2.85% Sustainability-Linked Notes, Series CAF	2030	Nov. 14, 2030	3.85%	N/A	3.85%
3.40% U.S. Dollar Sustainability-Linked Notes	2030	Nov. 14, 2030	4.40%	1.50%	4.40%
5.25% Sustainability-Linked Notes, Series CAG	2030	Nov. 15, 2030	6.00%	1.50%	6.00%
4.95% Sustainability-Linked Notes, Series CAJ	2030	Mar. 28, 2031	5.70%	1.50%	5.70%
5.75% Sustainability-Linked Notes, Series CAK	2030	Apr. 30, 2031	6.35%	1.20%	6.35%
5.10% Sustainability-Linked Notes, Series CAN	2030	Feb. 15, 2031	5.60%	1.00%	5.60%

5	$500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74 and an effective interest rate of 4.86%. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38 and an effective interest rate of 5.02%.

6	$325 million of 4.70% Notes, Series CW were issued in March 2017 at an issue price of $990.65 and an effective interest rate of 4.76%. This series of notes was reopened in February 2018 and a further $150 million of notes were issued in March 2018 at an issue price of $1,014.11 and an effective interest rate of 4.61%.

7	$400 million of 3.95% Notes, Series CAB were issued in December 2019 at an issue price of $991.54 and an effective interest rate of 4.00%. This series of notes was reopened in May 2020 and a further $400 million of notes were issued at an issue price of $1,003.53 and an effective interest rate of 3.93%.

(c)	TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving $2.75 billion syndicated credit facility (see (d)) and is to be used for general corporate purposes, including capital expenditures and investments. This program enables us to issue commercial paper, subject to conditions related to debt ratings, up to a maximum aggregate equivalent amount at any one time of $2.0 billion (US$1.5 billion maximum). Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. Commercial paper debt is due within one year and is classified as a current portion of long-term debt, as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year. As at September 30, 2024, we had $1.1 billion (December 31, 2023 – $1.0 billion) of commercial paper outstanding, all of which was denominated in U.S. dollars (US$0.8 billion; December 31, 2023 – US$0.8 billion), with an effective average interest rate of 5.5%, maturing through March 2025.

(d)	TELUS Corporation credit facilities

As at September 30, 2024, TELUS Corporation had an unsecured revolving $2.75 billion bank credit facility, expiring on July 14, 2028 (unchanged from December 31, 2023), with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstopping of commercial paper.

As at June 30, 2024, TELUS Corporation had repaid an unsecured, non-revolving, syndicated $1.1 billion bank credit facility, which was to be used for general corporate purposes and that was to mature July 9, 2024; as at December 31, 2023, we had drawn $1.1 billion on the facility.

The TELUS Corporation credit facilities bear interest at prime rate, U.S. Dollar Base Rate, Canadian Overnight Repo Rate Average (CORRA) or term secured overnight financing rate (SOFR) (as such terms are used or defined in the credit facilities), plus applicable margins. The credit facilities contain customary representations, warranties and covenants, including two financial quarter-end ratio tests. These tests are that our leverage ratio must not exceed 4.25:1.00 and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, all as defined in the credit facilities.

Continued access to the TELUS Corporation credit facilities is not contingent upon TELUS Corporation maintaining a specific credit rating.

As at (millions)	September 30, 2024	December 31, 2023
Net available	$1,687	$1,729
Backstop of commercial paper	1,063	1,021
Gross available revolving $2.75 billion bank credit facility	$2,750	$2,750

We had $62 million of letters of credit outstanding as at September 30, 2024 (December 31, 2023 – $60 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed revolving bank credit facility. Further, we had arranged $338 million of incremental letters of credit to allow us to participate in the Innovation, Science and Economic Development Canada 3800 MHz band spectrum auction that was held in October-November 2023, as discussed further in Note 18(a). Concurrent with funding the purchase of the spectrum licences, these incremental letters of credit were extinguished.

September 30, 2024 | 47

notes to condensed interim consolidated financial statements	(unaudited)

(e)	TELUS International (Cda) Inc. credit facility

As at September 30, 2024, and December 31, 2023, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 3, 2028, with a syndicate of financial institutions, including TELUS Corporation. The credit facility is comprised of revolving components totalling US$800 million, with TELUS Corporation as approximately 7.2% lender, and amortizing term loan components totalling US$1.2 billion, with TELUS Corporation as approximately 7.2% lender. The credit facility is non-recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 7.0% as at September 30, 2024.

The TELUS International (Cda) Inc. credit facility bears interest at prime rate, U.S. Dollar Base Rate or term secured overnight financing rate (SOFR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests: the TELUS International (Cda) Inc. quarter-end net debt to operating cash flow ratio must not exceed 3.75:1.00 through fiscal 2024, and 3.25:1.00 subsequently; and the quarter-end operating cash flow to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00; all as defined in the credit facility.

The term loan components are subject to amortization schedules which require that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

As at (millions)	Revolving components		Term loan components [1]		Total
September 30, 2024
Available	US$	580	US$	—	US$	580
Outstanding
Due to other	205		1,030		1,235
Due to TELUS Corporation	15		80		95
	US$	800	US$	1,110	US$	1,910
December 31, 2023
Available	US$	492	US$	—	US$	492
Outstanding
Due to other	286		1,072		1,358
Due to TELUS Corporation	22		83		105
	US$	800	US$	1,155	US$	1,955

1	Relative to amounts owed to the syndicate of financial institutions, excluding TELUS Corporation, we have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert an amortizing amount of US$415 of the principal payments, and associated interest obligations, to European euro obligations with an effective fixed interest rate of 2.6% and an effective fixed exchange rate of US$1.088:€1.00. These have been accounted for as a net investment hedge in a foreign operation (see Note 4).

(f)	Other

Other liabilities bear interest at 4.4%, are secured by the AWS-4 spectrum licences associated with these other liabilities, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

(g)	Lease liabilities

Lease liabilities are subject to amortization schedules, so that the principal is repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 5.7% as at September 30, 2024.

48 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

(h)	Long-term debt maturities

Anticipated requirements for long-term debt repayments, calculated for long-term debt owing as at September 30, 2024, are as follows:

Composite long-term debt denominated in	Canadian dollars			U.S. dollars					Other currencies
	Long-term debt,			Long-term debt,		Currency swap agreement amounts to be exchanged
Years ending December 31 (millions)	excluding leases	Leases (Note 19)	Total	excluding leases	Leases (Note 19)	(Receive) [1]	Pay	Total	Leases (Note 19)	Total
2024 (remainder of year)	$10	$134	$144	$905	$7	$(894)	$902	$920	$14	$1,078
2025	1,047	514	1,561	278	30	(234)	235	309	53	1,923
2026	1,450	409	1,859	75	32	(32)	32	107	45	2,011
2027	53	324	377	1,560	28	(1,517)	1,491	1,562	36	1,975
2028	1,955	212	2,167	1,423	19	(461)	473	1,454	29	3,650
2029 - 2033	7,746	383	8,129	1,215	50	(1,215)	1,148	1,198	61	9,388
Thereafter	6,105	317	6,422	1,687	—	(1,687)	1,646	1,646	—	8,068
Future cash outflows in respect of composite long-term debt principal repayments	18,366	2,293	20,659	7,143	166	(6,040)	5,927	7,196	238	28,093
Future cash outflows in respect of associated interest and like carrying costs [2]	9,173	502	9,675	2,701	76	(2,409)	2,294	2,662	66	12,403
Undiscounted contractual maturities (Note 4(b))	$27,539	$2,795	$30,334	$9,844	$242	$(8,449)	$8,221	$9,858	$304	$40,496

1	Where applicable, cash flows reflect foreign exchange rates as at September 30, 2024.
2	Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect as at September 30, 2024.

September 30, 2024 | 49

notes to condensed interim consolidated financial statements	(unaudited)

27	other long-term liabilities

As at (millions)	Note	September 30, 2024	December 31, 2023
Contract liabilities	24	$105	$84
Other		2	2
Deferred revenues		107	86
Pension benefit liabilities	15	452	453
Other post-employment benefit liabilities		83	76
Derivative liabilities	4(d)	118	191
Deferred capital expenditure government grants		49	—
Other		52	57
		861	863
Deferred customer activation and connection fees	24	4	4
		$865	$867

28	owners’ equity

(a)	TELUS Corporation Common Share capital – general

Our authorized share capital is as follows:

As at	September 30, 2024	December 31, 2023
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	4 billion	4 billion

Only holders of Common Shares may vote at our general meetings, with each holder of Common Shares entitled to one vote per Common Share held at all such meetings so long as not less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in the payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at September 30, 2024, approximately 95 million Common Shares were reserved for issuance from Treasury under a dividend reinvestment and share purchase plan (see Note 13(b)); approximately 46 million Common Shares were reserved for issuance from Treasury under a restricted share unit plan (see Note 14(b)); and approximately 12 million Common Shares were reserved for issuance from Treasury under a share option plan (see Note 14(d)).

(b)	Subsidiary with significant non-controlling interest

Our TELUS International (Cda) Inc. subsidiary is incorporated under the Business Corporations Act (British Columbia) and has geographically dispersed operations, with its principal places of business located in Asia, Central America, Europe and North America.

Changes in our economic and voting interests during the nine-month periods ended September 30, 2024 and 2023, and which are included in the Consolidated statement of changes in owners’ equity, are set out in the following table.

	Economic interest [1]		Voting interest [1]
	2024	2023	2024	2023
Interest in TELUS International (Cda) Inc., beginning of period	56.0%	56.6%	85.4%	72.4%
Effect of
Issue of TELUS International (Cda) Inc. subordinate voting shares as consideration in business acquisition	—	(1.4)	—	(0.2)
TELUS Corporation acquisition of shares from non-controlling interests [2]	2.0	0.9	0.3	1.2
Share-based compensation and other	(0.3)	(0.1)	—	—
Non-controlling interests conversion of multiple voting shares to subordinate voting shares	—	—	1.3	—
Interest in TELUS International (Cda) Inc., end of period	57.7%	56.0%	87.0%	73.4%

1	Due to the voting rights associated with the multiple voting shares held by TELUS Corporation, our economic and voting interests differ.

2	Acquisition of shares from non-controlling interests of $25 million (2023 – $57 million), of which $30 million was credited (2023 – $32 million was charged) to amounts recorded in owners’ equity for contributed surplus and the balance was charged to non-controlling interests.

50 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

Summarized financial information

Summarized financial information of our TELUS International (Cda) Inc. subsidiary is set out in the accompanying table.

As at, or for the periods ended, ($ in millions) [1]	September 30, 2024	September 30, 2023	December 31, 2023
Statement of financial position [1]
Current assets	$1,330		$1,122
Non-current assets	$5,341		$5,395
Current liabilities	$1,297		$990
Non-current liabilities	$2,604		$2,829
Statement of income and other comprehensive income
THREE-MONTH
Revenue and other income	$897	$889
Net income (loss)	$(43)	$11
Comprehensive income (loss)	$(63)	$38
NINE-MONTH
Revenue and other income	$2,757	$2,713
Net income (loss)	$(10)	$21
Comprehensive income (loss)	$39	$7
Statement of cash flows
THREE-MONTH
Cash provided by operating activities	$122	$201
Cash used by investing activities	$(34)	$(28)
Cash used by financing activities	$(95)	$(186)
NINE-MONTH
Cash provided by operating activities	$372	$344
Cash used by investing activities	$(106)	$(1,231)
Cash provided (used) by financing activities	$(238)	$896

1	As required by IFRS-IASB, this summarized financial information excludes inter-company eliminations.

29	contingent liabilities

Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items enumerated following.

Certified class actions

Certified class actions against us include the following:

System access fee class action

In 2004, a class action was brought in Saskatchewan against a number of past and present wireless service providers, including us, which alleged breach of contract, misrepresentation, unjust enrichment and violation of competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees. In September 2007, a national opt-in class was certified by the Saskatchewan Court of Queen’s Bench in relation to the unjust enrichment claim only. In February 2008, the Saskatchewan Court of Queen’s Bench granted an order amending the certification order so as to exclude from the class of plaintiffs any customer bound by an arbitration clause with us. After a long period of dormancy, the Plaintiff sought, in 2024, to advance the class action. The defendants have applied to dismiss the class action for want of prosecution.

Per minute billing class action

In 2008, a class action was brought in Ontario against us alleging breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” mobile airtime to the nearest minute and charging for the full minute. The action sought certification of a national class. In November 2014, an Ontario class only was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of the certification decision have now been exhausted. At the same time, the Ontario Superior Court of Justice declined to stay the claims of our business customers, notwithstanding an arbitration clause in our customer service agreements with those customers. This latter decision was appealed and on May 31, 2017, the Ontario Court of Appeal dismissed our appeal. The Supreme Court of Canada granted us leave to appeal this decision and on April 4, 2019, granted our appeal and stayed the claims of business customers. Notice of this certified class action was provided to potential class members in 2022.

September 30, 2024 | 51

notes to condensed interim consolidated financial statements	(unaudited)

Call set-up time class actions

In 2005, a class action was brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. In 2011, the Supreme Court of Canada upheld a stay of all of the causes of action advanced by the plaintiff in this class action, with one exception, based on the arbitration clause that was included in our customer service agreements. The sole exception was the cause of action based on deceptive or unconscionable practices under the British Columbia Business Practices and Consumer Protection Act, which the Supreme Court of Canada declined to stay. In January 2016, the British Columbia Supreme Court certified this class action in relation to the claim under the Business Practices and Consumer Protection Act. The class is limited to residents of British Columbia who contracted mobile services with us in the period from January 21, 1999, to April 2010. We have appealed the certification decision. A companion class action was brought against us in Alberta at the same time as the British Columbia class action. The Alberta class action duplicates the allegations in the British Columbia action, but has not proceeded to date. Subject to a number of conditions, including court approval, we have now settled both the British Columbia and the Alberta class actions.

Uncertified class actions

Uncertified class actions against us include:

9-1-1 class actions

In 2008, a class action was brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public, have been deceitfully passing them off as government charges, and have charged 9-1-1 fees to customers who reside in areas where 9-1-1 service is not available. The plaintiffs advance causes of action in breach of contract, misrepresentation and false advertising and seek certification of a national class. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired against us as of 2009. No steps have been taken in this proceeding since 2016.

Public Mobile class actions

In 2014, class actions were brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations. In particular, the Quebec action alleges that our actions constitute a breach of the Quebec Consumer Protection Act, the Quebec Civil Code, and the Ontario Consumer Protection Act. On June 28, 2021, the Quebec Superior Court approved the discontinuance of this claim against TELUS. The Ontario class action alleges negligence, breach of express and implied warranty, breach of the Competition Act, unjust enrichment, and waiver of tort. No steps have been taken in this proceeding since it was filed and served.

Summary

We believe that we have good defences to the above matters. Should the ultimate resolution of these matters differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made considering the continued uncertainty about: the nature of the damages that may be sought by the plaintiffs; the causes of action that are being, or may ultimately be, pursued; and, in the case of the uncertified class actions, the causes of action that may ultimately be certified.

30	related party transactions

(a)	Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Team.

52 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

Total compensation expense for key management personnel, and the composition thereof, included in the Consolidated statements of income and other comprehensive income as Employee benefits expense, is as follows:

	Three months		Nine months
Periods ended September 30 (millions)	2024	2023	2024	2023
Short-term benefits	$4	$5	$13	$16
Post-employment pension [1] and other benefits	4	5	8	9
Share-based compensation [2]	17	8	37	35
	$25	$18	$58	$60

1	The members of our Executive Team are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit and defined contribution pension plans.

2	We accrue an expense for the notional subset of our restricted share units with market performance conditions using a fair value determined by a Monte Carlo simulation. Restricted share units with an equity settlement feature are accounted for as equity instruments. The expense in respect of restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

As disclosed in Note 14, we made initial awards of share-based compensation in 2024 and 2023 to our key management personnel, as set out in the following table. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the related expense is being recognized rateably over a period of years and thus only a portion of the 2024 and 2023 initial awards is included in the amounts in the table above.

Nine-month periods ended September 30 ($ in millions)	Number of units	Notional value [1]	Grant-date fair value [1]
2024
TELUS Corporation
Restricted share units	1,465,459	$35	$41
TELUS International (Cda) Inc.
Restricted share units	1,054,899	12	12
		$47	$53

2023
TELUS Corporation
Restricted share units	1,220,549	$33	$35
TELUS International (Cda) Inc.
Restricted share units	353,789	10	10
		$43	$45

1	The notional value of restricted share units is determined by multiplying the equity share price at the time of award by the number of units awarded; the grant-date fair value differs from the notional value because the fair values of some awards have been determined using a Monte Carlo simulation (see Note 14(b)). The notional value of share options has been determined using an option pricing model

Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, TELUS Corporation Common Shares or cash. Deferred share units entitle directors to a specified number of TELUS Corporation Common Shares. Deferred share units are settled when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan. As at September 30, 2024, and December 31, 2023, no share-based compensation awards accounted for as liabilities were outstanding.

Employment agreements with members of the Executive Team typically provide for severance payments if an executive’s employment is terminated without cause: generally, 18 months of base salary, benefits and accrual of pension service in lieu of notice, and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, Executive Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(b)	Transactions with defined benefit pension plans

During the three-month and nine-month periods ended September 30, 2024, we provided our defined benefit pension plans with management and administrative services on a cost recovery basis and actuarial services on an arm’s-length basis; the charges for these services amounted to $2 million (2023 – $2 million) and $7 million (2023 – $7 million), respectively, and are included net in the Consolidated statements of income and other comprehensive income as Goods and services purchased.

(c)	Transactions with real estate joint ventures and associate

During the three-month and nine-month periods ended September 30, 2024 and 2023, we had transactions with the real estate joint ventures, which are related parties, as set out in Note 21.

As at September 30, 2024, presented in the Consolidated statements of financial position as Long-term debt, we had recorded lease liabilities of $82 million (December 31, 2023 – $84 million) in respect of our TELUS Sky leases, and monthly cash payments are made in accordance with the lease agreements; as at the statement of financial position date, one-third of those amounts is due to our economic interest in the real estate joint venture.

September 30, 2024 | 53

notes to condensed interim consolidated financial statements	(unaudited)

31	additional statement of cash flow information

(a)	Statements of cash flows – operating activities and investing activities

	Three months		Nine months
Periods ended September 30 (millions)	2024	2023	2024	2023
OPERATING ACTIVITIES
Net change in non-cash operating working capital
Current
Accounts receivable	$(51)	$(124)	$57	$40
Inventories	38	30	(8)	(13)
Contract assets	9	4	32	18
Prepaid expenses	104	33	(87)	(153)
Unrealized change in held for trading derivatives (Note 4(d))	(7)	12	15	7
Accounts payable and accrued liabilities	109	108	76	(417)
Income and other taxes receivable and payable, net	83	33	164	(22)
Advance billings and customer deposits (Note 24)	(76)	(5)	(38)	39
Provisions	11	105	(80)	179
	220	196	131	(322)
Non-current
Contract assets	2	10	26	40
Unbilled customer finance receivables	10	(2)	77	(24)
Unrealized change in held for trading derivatives (Note 4(d))	123	23	212	51
Costs incurred to obtain or fulfill contracts with customers (Note 20)	(22)	(24)	(56)	(43)
Prepaid maintenance	2	4	5	12
Refundable security deposits and other	(21)	7	(22)	(13)
Provisions	(10)	5	(53)	(103)
Contract liabilities (Note 24)	2	8	21	15
Other post-employment benefit liabilities	3	3	7	8
Other long-term liabilities	(3)	(9)	(5)	(6)
	86	25	212	(63)
	$306	$221	$343	$(385)

INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences
Capital asset additions
Gross capital expenditures
Property, plant and equipment (Note 17)	$(621)	$(703)	$(1,947)	$(2,074)
Intangible assets subject to amortization (Note 18)	(231)	(246)	(765)	(720)
	(852)	(949)	(2,712)	(2,794)
Additions arising from leases (Note 17)	184	180	591	505
Additions arising from non-monetary transactions	—	—	37	—
Capital expenditures (Note 5)	(668)	(769)	(2,084)	(2,289)
Change in associated non-cash investing working capital	(11)	24	(73)	(209)
	$(679)	$(745)	$(2,157)	$(2,498)

54 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Changes in liabilities arising from financing activities

	Three-month period ended September 30, 2023						Three-month period ended September 30, 2024
		Statement of cash flows		Non-cash changes				Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
Dividends payable to holders of Common Shares	$526	$—	$(526)	$—	$529	$529	$577	$—	$(577)	$—	$578	$578
Dividends reinvested in shares from Treasury	—	—	188	—	(188)	—	—	—	193	—	(193)	—
	$526	$—	$(338)	$—	$341	$529	$577	$—	$(384)	$—	$385	$578
Short-term borrowings	$594	$17	$(507)	$—	$—	$104	$1,044	$—	$(103)	$(16)	$—	$925
Net-settled derivatives used to manage currency risk arising from U.S. dollar-denominated short-term borrowings – liability (asset)	—	—	—	—	—	—	—	—	(15)	14	—	(1)
	$594	$17	$(507)	$—	$—	$104	$1,044	$—	$(118)	$(2)	$—	$924

September 30, 2024 | 55

notes to condensed interim consolidated financial statements	(unaudited)

	Three-month period ended September 30, 2023						Three-month period ended September 30, 2024
		Statement of cash flows		Non-cash changes				Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
Long-term debt
TELUS Corporation senior notes	$18,564	$1,750	$—	$91	$(12)	$20,393	$21,145	$700	$—	$(61)	$(1)	$21,783
TELUS Corporation commercial paper	1,944	1,008	(1,576)	41	—	1,417	1,760	467	(1,145)	(19)	—	1,063
TELUS Corporation credit facilities	1,144	—	—	—	—	1,144	—	—	—	—	—	—
TELUS Communications Inc. debentures	199	—	—	—	—	199	200	—	—	—	—	200
TELUS International (Cda) Inc. credit facility	2,023	50	(208)	43	1	1,909	1,745	127	(194)	(26)	2	1,654
Other	298	—	(6)	—	—	292	613	—	(20)	—	4	597
Lease liabilities	2,416	—	(135)	5	193	2,479	2,688	—	(171)	5	181	2,703
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	72	1,595	(1,595)	(161)	(1)	(90)	(7)	1,164	(1,163)	58	26	78
	26,660	4,403	(3,520)	19	181	27,743	28,144	2,458	(2,693)	(43)	212	28,078
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(1,595)	1,595	—	—	—	—	(1,164)	1,164	—	—	—
	$26,660	$2,808	$(1,925)	$19	$181	$27,743	$28,144	$1,294	$(1,529)	$(43)	$212	$28,078

56 | September 30, 2024

notes to condensed interim consolidated financial statements	(unaudited)

	Nine-month period ended September 30, 2023						Nine-month period ended September 30, 2024
		Statement of cash flows		Non-cash changes				Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
Dividends payable to holders of Common Shares	$502	$—	$(1,534)	$—	$1,561	$529	$550	$—	$(1,681)	$—	$1,709	$578
Dividends reinvested in shares from Treasury	—	—	558	—	(558)	—	—	—	507	—	(507)	—
	$502	$—	$(976)	$—	$1,003	$529	$550	$—	$(1,174)	$—	$1,202	$578
Short-term borrowings	$104	$607	$(607)	$—	$—	$104	$104	$1,040	$(203)	$(16)	$—	$925
Net-settled derivatives used to manage currency risk arising from U.S. dollar-denominated short-term borrowings – liability (asset)	—	—	—	—	—	—	—	—	(15)	14	—	(1)
	$104	$607	$(607)	$—	$—	$104	$104	$1,040	$(218)	$(2)	$—	$924

September 30, 2024 | 57

notes to condensed interim consolidated financial statements	(unaudited)

	Nine-month period ended September 30, 2023						Nine-month period ended September 30, 2024
		Statement of cash flows		Non-cash changes				Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
Long-term debt
TELUS Corporation senior notes	$18,660	$2,250	$(500)	$(8)	$(9)	$20,393	$20,301	$2,500	$(1,100)	$89	$(7)	$21,783
TELUS Corporation commercial paper	1,458	4,712	(4,752)	(1)	—	1,417	1,021	2,343	(2,317)	16	—	1,063
TELUS Corporation credit facilities	1,145	—	—	—	(1)	1,144	1,144	—	(1,144)	—	—	—
TELUS Communications Inc. debentures	199	—	—	—	—	199	200	—	—	—	—	200
TELUS International (Cda) Inc. credit facility	914	1,363	(356)	(14)	2	1,909	1,781	240	(405)	37	1	1,654
Other	321	—	(179)	—	150	292	288	—	(27)	—	336	597
Lease liabilities	2,340	—	(394)	11	522	2,479	2,614	—	(503)	13	579	2,703
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	(80)	4,789	(4,803)	(1)	5	(90)	13	2,374	(2,358)	(109)	158	78
	24,957	13,114	(10,984)	(13)	669	27,743	27,362	7,457	(7,854)	46	1,067	28,078
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(4,789)	4,789	—	—	—	—	(2,374)	2,374	—	—	—
	$24,957	$8,325	$(6,195)	$(13)	$669	$27,743	$27,362	$5,083	$(5,480)	$46	$1,067	$28,078

58 | September 30, 2024